Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
FOREST OIL CORPORATION (PARENT)
MJCO CORPORATION (MERGER SUB)
and
THE HOUSTON EXPLORATION COMPANY (COMPANY)
dated as of
January 7, 2007

TABLE OF CONTENTS

	ARTICLE I

	THE MERGERS

1.1	The Mergers	1
1.2	Effective Times of the Mergers	2
1.3	Closing	2
1.4	Certificate of Incorporation	2
1.5	Bylaws	3
1.6	Directors and Officers	3

	ARTICLE II

	EFFECT OF THE MERGERS ON THE CAPITAL STOCK
	OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1	Effect of the First Merger on Capital Stock	3
2.2	Effect of the Second Merger on Capital Stock	5
2.3	Election Procedures	5
2.4	Appraisal Rights	8
2.5	Treatment of Stock Options; Restricted Stock; Company Awards	9
2.6	Exchange of Certificates	10
2.7	Stock Transfer Books	14

	ARTICLE III

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization	14
3.2	Capitalization	15
3.3	Authorization; Validity of Agreement	16
3.4	No Violations; Consents and Approvals	17
3.5	SEC Reports and Financial Statements	18
3.6	Oil and Gas Reserves	19
3.7	Absence of Certain Changes	20
3.8	Absence of Undisclosed Liabilities	21
3.9	Disclosure Documents	22
3.10	Employee Benefit Plans; ERISA	22
3.11	Litigation; Compliance with Law	24
3.12	Intellectual Property	25
3.13	Material Contracts	27
3.14	Taxes	28
3.15	Environmental Matters	30
3.16	Company Assets	31
3.17	Insurance	32

(ii)

3.18	Labor Matters; Employees	32
3.19	Affiliate Transactions	33
3.20	Derivative Transactions and Hedging	33
3.21	Natural Gas Act	34
3.22	Disclosure Controls and Procedures	34
3.23	Investment Company	34
3.24	Rights Agreement	34
3.25	Required Vote by Company Stockholders	34
3.26	Recommendation of Company Board of Directors; Opinion of Financial Advisor	34
3.27	Brokers	35
3.28	Section 203 of the DGCL	35
3.29	Reorganization	35
3.30	No Other Representations or Warranties	35

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES
	OF PARENT AND MERGER SUB

4.1	Organization	36
4.2	Capitalization	36
4.3	Authorization; Validity of Agreement	38
4.4	No Violations; Consents and Approvals	38
4.5	SEC Reports and Financial Statements	40
4.6	Oil and Gas Reserves	41
4.7	Absence of Certain Changes	42
4.8	Absence of Undisclosed Liabilities	42
4.9	Disclosure Documents	43
4.10	Employee Benefit Plans; ERISA	43
4.11	Litigation; Compliance with Law	45
4.12	Intellectual Property	47
4.13	Material Contracts	47
4.14	Taxes	49
4.15	Environmental Matters	51
4.16	Parent Assets	52
4.17	Insurance	52
4.18	Labor Matters; Employees	53
4.19	Affiliate Transactions	53
4.20	Derivative Transactions and Hedging	54
4.21	Disclosure Controls and Procedures	54
4.22	Investment Company	54
4.23	Rights Agreement	54
4.24	Recommendation of Parent Board of Directors; Opinion of Financial Advisor	54
4.25	Required Vote by Parent Shareholders	55
4.26	Voting Agreements	55
4.27	Brokers	55
4.28	Ownership of Company Common Stock	55

(iii)

4.29	Reorganization	56
4.30	Financing	56
4.31	No Other Representations or Warranties	56

	ARTICLE V

	COVENANTS

5.1	Interim Operations of the Company	56
5.2	Interim Operations of Parent	61
5.3	Acquisition Proposals	62
5.4	Access to Information and Properties	67
5.5	Further Action; Commercially Reasonable Efforts	68
5.6	Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting	69
5.7	Notification of Certain Matters	71
5.8	Directors’ and Officers’ Insurance and Indemnification	72
5.9	Publicity	73
5.10	Stock Exchange Listing	73
5.11	Employee Benefits	73
5.12	Rights Agreement	76
5.13	Certain Tax Matters	76
5.14	Indenture Matters	77
5.15	Section 16 Matters	77
5.16	Affiliates Letter	77

	ARTICLE VI

	CONDITIONS

6.1	Conditions to Each Party’s Obligation To Effect the Mergers	78
6.2	Conditions to the Obligation of the Company to Effect the Merger	78
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Mergers	79

	ARTICLE VII

	TERMINATION

7.1	Termination	80
7.2	Effect of Termination	83

	ARTICLE VIII

	MISCELLANEOUS

8.1	Fees and Expenses	83
8.2	Amendment; Waiver	85
8.3	Survival	86
8.4	Notices	86

(iv)

8.5	Rules of Construction and Interpretation; Definitions	87
8.6	Headings; Schedules	92
8.7	Counterparts	92
8.8	Entire Agreement	92
8.9	Severability	92
8.10	Governing Law	92
8.11	Assignment	92
8.12	Parties in Interest	93
8.13	Specific Performance	93
8.14	Jurisdiction	93
Exhibit A – Affiliates Letter
Exhibit B – Form of Permitted Amendment to Employment Agreements

(v)

TABLE OF DEFINED TERMS

1996 Plan	9
1999 Plan	9
2002 Plan	9
2004 Plan	9
2005 Company Reserve Report	19
2005 Parent Reserve Report	41
2006 Parent Reserve Report	41
Acceptable Confidentiality Agreement	88
Acquisition Agreement	63
Acquisition Proposal	66
Advisers Act	34
Affiliates Letter	78
Aggregate Consideration	4
Aggregate Consideration Per Share	4
Agreement	1
Antitrust Division	68
Appraisal Shares	8
Business Day	88
Cash Designated Shares	8
Cash Election Shares	6
Certificate	5
Certificates of Merger	2
Claim	88
Cleanup	88
Closing	2
Closing Date	2
Code	1
Commitment Letter	56
Committee	9
Company	1
Company Adverse Recommendation Change	63
Company Assets	31
Company Award	10
Company Balance Sheet	18
Company Benefit Plans	22
Company Board	16
Company Common Stock	3
Company Credit Agreement	16
Company Disclosure Letter	14
Company Employee	76
Company Employee Agreement	22
Company ERISA Affiliate	22
Company Indenture	16
Company IP Rights	26
Company Leased Real Property	88
Company Leases	88
Company Material Contract	27
Company Notice of Change	64
Company Notice of Superior Proposal	82
Company Option	9
Company Owned Real Property	88
Company Permits	25
Company Preferred Stock	15
Company Real Property	89
Company Required Vote	34
Company Reserve Report	19
Company Restricted Stock	10
Company Rights	15
Company Rights Agreement	15
Company SEC Documents	18
Company Series A Preferred Stock	15
Company Special Meeting	70
Company Termination Fee	83
Confidentiality Agreements	68
Date of Grant	75
Deemed Shares Outstanding	4
Delaware Secretary of State	2
Derivative Transaction	89
DGCL	1
Election Deadline	6
Election Form	6
Election Form Record Date	6
Employment and Withholding Taxes	89
Environmental Claim	89
Environmental Laws	89
ERISA	22
Exchange Act	18
Exchange Agent	10
Exchange Fund	11
Exchange Ratio	4
FERC	34
Final Parent Stock Price	4
Financing	89
First Merger	1
First Series Preferred Stock	36
FTC	68
GAAP	19

(vi)

Governmental Entity	17
Hazardous Material	90
HSR Act	18
Hydrocarbons	20
Indemnified Parties	72
Intellectual Property	25
Interim Company Reserve Report	19
Interim Parent Reserve Report	41
In-the-Money Company Options	9
Investment Company Act	34
JPMCB	55
JPMorgan	55
knowledge	90
Laws	17
Liens	90
Litigation	90
Mailing Date	6
mass layoff	33,53
Material Adverse Effect	90
Merger Consideration	3
Merger I Certificate of Merger	2
Merger I Effective Time	2
Merger I Surviving Entity	1
Merger II Certificates of Merger II	2
Merger II Effective Time	2
Merger Sub	1
Mergers	1
Modified Superior Proposal	82
New York Secretary of State	2
New York Stock Exchange	4
NGA	34
No Election Shares	6
NYBCL	1
Oil and Gas Interests	20
Parent	1
Parent Adverse Recommendation Change	65
Parent Assets	52
Parent Balance Sheet	40
Parent Benefit Plans	43
Parent Board	55
Parent Common Stock	4
Parent Credit Agreements	38
Parent Disclosure Letter	35
Parent Employee Agreement	43
Parent ERISA Affiliate	43
Parent IP Rights	47
Parent Leased Real Property	91
Parent Leases	91
Parent Material Contract	48
Parent Notice of Change	66
Parent Notice of Superior Proposal	82
Parent Owned Real Property	91
Parent Permits	46
Parent Preferred Stock	36
Parent Proposal	55
Parent Real Property	91
Parent Required Vote	55
Parent Reserve Report	41
Parent Rights	37
Parent Rights Agreement	37
Parent SEC Documents	40
Parent Special Meeting	71
Parent Stock Incentive Plan	70
Parent Stock Options	37
Parent Termination Fee	84
PBGC	45
Per Share Cash Consideration	4
Per Share Stock Consideration	4
Permitted Liens	91
Person	91
Plan Amendment	70
plant closing	33,53
Proceeding	72
Proxy Statement	22
Registered Company IP	26
Registered Parent IP	47
Release	91
Representatives	62
Return	91
S-4	22
Sarbanes-Oxley Act	18
SEC	18
Second Merger	1
Securities Act	15
Stock Designated Shares	7
Stock Election Shares	6
Stock Plans	9
Subsidiary	91
Subsidiary Credit Agreements	38
Superior Proposal	66
Surviving Entity	1

(vii)

Tax	92
Termination Date	80
Title IV Plans	44
Total Cash Amount	4
Total Stock	4
Total Stock Value	4
Valuation Period	4
Voting Agreement	55
WARN Act	33

(viii)

     This Agreement and Plan of Merger (this “Agreement”) dated January 7, 2007, by and among Forest Oil Corporation, a New York corporation (“Parent”), MJCO Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and The Houston Exploration Company, a Delaware corporation (the “Company”).
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of their respective corporations and stockholders that a transaction be effected pursuant to which (i) Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation, (ii) immediately thereafter, the Company will merge with and into Parent, with Parent continuing as the surviving corporation (the “Mergers”), and (iii) subject to the provisions of Article II, Parent will pay aggregate consideration equal to 0.84 shares of Parent Common Stock and $26.25 cash for each outstanding share of Company Common Stock at the Merger I Effective Time (with specific per share consideration determined as a result of the election, pro ration, equalization and other provisions of Article II), upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Agreement and the Mergers; and
     WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);
     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
THE MERGERS
          1.1 The Mergers.
               (a) First Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined below), Merger Sub shall merge with and into the Company (the “First Merger”), the separate existence of Merger Sub shall thereupon cease and the Company shall be the surviving entity in the First Merger (sometimes referred to herein as the “Merger I Surviving Entity”) as a wholly owned Subsidiary of Parent. The First Merger shall have the effects set forth in the Delaware General Corporation Law (the “DGCL”), including the Merger I Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and the Company.
               (b) Second Merger. Upon the terms and subject to the conditions hereof, immediately after the First Merger, Parent shall take all action necessary under Section 253 of the DGCL and Section 907 of the New York Business Corporation Law (“NYBCL”) to cause the Merger I Surviving Entity to be merged with and into Parent (the “Second Merger,” and together with the First Merger, the “Mergers”). At the Merger II Effective Time, the separate existence of the Merger I Surviving Entity shall thereupon cease and Parent shall be the surviving entity (the “Surviving Entity”) in the Second Merger. The Second Merger shall have the effects set forth in the DGCL and the NYBCL, including Parent’s succession to and assumption of all rights and obligations of Parent and the Company.
          1.2 Effective Times of the Mergers.
               (a) First Merger. Upon the terms and subject to the provisions of this Agreement, at the Closing, Parent, Merger Sub and the Company will cause an appropriate Certificate of Merger (the “Merger I Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in the DGCL. The First Merger shall become effective (the “Merger I Effective Time”) upon the later of (i) the date of filing of a properly executed Merger I Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, and (ii) such time as the parties shall agree and as specified in the Merger I Certificate of Merger. The filing of the Merger I Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 1.3.
               (b) Second Merger. Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing and immediately after the Merger I Effective Time, Parent and Merger I Surviving Entity will cause appropriate Certificates of Ownership and Merger (the “Merger II Certificates of Merger” and together with the Merger I Certificate of Merger, the “Certificates of Merger”) to be executed and filed with each of the Delaware Secretary of State and the Secretary of State of the State of New York (the “New York Secretary of State”) in such form and executed as provided in the DGCL and the NYBCL, respectively. The Second Merger shall become effective (the “Merger II Effective Time”) upon the later of (i) the date of filing of properly executed Merger II Certificates of Merger with the Delaware Secretary of State and the New York Secretary of State in accordance with the DGCL and the NYBCL, respectively, and (ii) such time as the parties shall agree and as specified in the Merger II Certificates of Merger. The filing of the Merger II Certificates of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 1.3, which in any event shall be as promptly as practicable after the Merger I Effective Time.
          1.3 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).
          1.4 Certificate of Incorporation. Pursuant to the First Merger, (a) the Certificate of Incorporation of the Company in effect immediately prior to the Merger I Effective Time shall be the Certificate of Incorporation of the Merger I Surviving Entity until thereafter changed or amended as provided therein or by applicable Law. Pursuant to the Second Merger, the Certificate of Incorporation of the Parent, as in effect immediately prior to the Merger II

Effective Time, shall be the Certificate of Incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.
          1.5 Bylaws. Pursuant to the First Merger, the bylaws of the Company in effect immediately prior to the Merger I Effective Time shall be the bylaws of the Merger I Surviving Entity at and after the Merger I Effective Time until thereafter amended in accordance with the terms thereof, the Merger I Surviving Entity’s Certificate of Incorporation and the DGCL. Pursuant to the Second Merger, the bylaws of Parent, as in effect immediately prior to the Merger II Effective Time shall be the bylaws of the Surviving Entity at and after the Merger II Effective Time until thereafter amended in accordance with the terms thereof, the Surviving Entity’s Certificate of Incorporation and the NYBCL.
          1.6 Directors and Officers. At and after the Merger I Effective Time, the directors and officers of Merger Sub shall be the directors and officers, respectively, of the Merger I Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger I Surviving Entity’s Certificate of Incorporation and bylaws and the DGCL. At and after the Merger II Effective Time, the directors and officers of Parent shall be the directors and officers, respectively, of the Surviving Entity until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Certificate of Incorporation and bylaws and the NYBCL.
ARTICLE II
EFFECT OF THE MERGERS ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES
          2.1 Effect of the First Merger on Capital Stock. At the Merger I Effective Time, by virtue of the First Merger and without any action on the part of any party or the holder of any of their securities:
               (a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger I Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Merger I Surviving Entity, so that, after the Merger I Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Merger I Surviving Entity’s common stock.
               (b) Capital Stock of the Company. Subject to the other provisions of this Article II, each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) issued and outstanding immediately prior to the Merger I Effective Time (excluding any shares of Company Common Stock described in Section 2.1(d) and any Appraisal Shares) shall be converted into the right to receive at the election of the holder thereof as provided in and subject to the provisions of Section 2.3, either (i) the Per Share Stock Consideration or (ii) the Per Share Cash Consideration (the Per Share Cash Consideration together with the Per Share Stock Consideration, are herein referred to as the “Merger Consideration”).

     For purposes of this Agreement:
     “Aggregate Consideration” shall mean the sum of (x) the Total Stock Value and (y) the Total Cash Amount.
     “Aggregate Consideration Per Share” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time.
     “Deemed Shares Outstanding” shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, provided, however, that regardless of the actual number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, in no event shall the Deemed Shares Outstanding exceed the sum of (i) 28,140,054, and (ii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the date hereof upon the exercise of the Company Options outstanding as of the date hereof which have been disclosed to Parent prior to the date hereof and which are referred to in Section 3.2 or pursuant to Section 5.1(d)(B) in accordance with the terms of such options.
     “Exchange Ratio” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.
     “Final Parent Stock Price” shall mean the average of the per share closing sales prices of Parent Common Stock on the New York Stock Exchange (the “New York Stock Exchange”), as reported in The Wall Street Journal, during the Valuation Period.
     “Parent Common Stock” shall mean the common stock of Parent, par value $0.01 per share.
     “Per Share Cash Consideration” shall mean cash in an amount equal to the value of the Aggregate Consideration Per Share.
     “Per Share Stock Consideration” shall mean a number of shares (which need not be a whole number) of Parent Common Stock equal to the Exchange Ratio, which shares shall include the Parent Rights associated therewith.
     “Total Cash Amount” shall mean (x) the product obtained by multiplying (A) $52.4580 by (B) 50.04% of the Deemed Shares Outstanding minus (y) any cash dividends to all stockholders made by the Company after the date of this Agreement.
     “Total Stock” shall mean the product obtained by multiplying (x) 1.6813 by (y) 49.96% of the Deemed Shares Outstanding.
     “Total Stock Value” shall mean the product obtained by multiplying (x) the Total Stock by (y) the Final Parent Stock Price.
     “Valuation Period” shall mean the ten consecutive trading days during which the shares of Parent Common Stock are traded on the New York Stock Exchange ending on (and including)

the third calendar day immediately prior to the Merger I Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.
               (c) Certificates. All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a certificate (a “Certificate”) previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive (x) the Merger Consideration, (y) any dividends or other distributions in accordance with Section 2.6, and (z) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.6, in each case to be issued or paid in consideration therefor upon the surrender of such Certificates in accordance with Section 2.6.
               (d) Treasury Stock. All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Merger I Effective Time shall automatically be canceled and cease to exist as of the Merger I Effective Time and no consideration shall be delivered or deliverable therefor.
               (e) Calculations. The calculations required by Section 2.1(b) shall be prepared by Parent promptly after the Closing.
               (f) Impact of Stock Splits, Etc. If, between the date of this Agreement and the Merger I Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration. Nothing in this Section 2.1(f) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
          2.2 Effect of the Second Merger on Capital Stock. At the Merger II Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holder of any of their securities:
               (a) Capital Stock of Merger I Surviving Entity. All outstanding shares of the Merger I Surviving Entity shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be issued or delivered in exchange therefor.
               (b) Capital Stock of Parent. The issued and outstanding shares of capital stock of Parent shall remain issued and outstanding and unchanged.
          2.3 Election Procedures.
               (a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) and pursuant to which each holder of record of shares of Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 2.3, shall be mailed at the same time as the Proxy Statement or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the record date for notice of the Company Special Meeting (the “Election Form Record Date”).
               (b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Appraisal Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of Company Common Stock that constitute Appraisal Shares as of such time) shall also be deemed to be No Election Shares. If the Closing has not occurred within 10 days of the Election Deadline, then, unless the Closing is then scheduled to take place by the tenth day thereafter, the Election Deadline shall be changed, unless Parent and the Company agree that no such change shall be made, to such tenth day, or such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.
               (c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
               (d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by (i) one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated shares of Company Common Stock covered by such Election Form or (ii) in the case of shares in book-entry form, any additional documents specified by the procedures set forth in the Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the Certificates, if any, representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
               (e) Within ten Business Days after the Election Deadline, unless the Merger I Effective Time has not yet occurred, in which case as soon after the Merger I Effective Time as practicable (and in no event more than ten Business Days after the Merger I Effective Time), Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:
                    (i) Cash Election Shares More Than Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is greater than the Total Cash Amount, then:
          (A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,
          (B) the Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares (except as provided in the last paragraph of Section 2.3(e)), a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and
          (C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.
                    (ii) Cash Election Shares Less Than Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is less than the Total Cash Amount, then:
          (A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,
          (B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, in each case pro rata to the holders of No Election Shares or Stock Election Shares, as the case may be, in accordance with their respective numbers of No Election Shares or Stock Election Shares, as the case may be, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and
          (C) the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.
          (iii) Cash Election Shares Equal to Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is equal to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
          Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Law, for purposes of determining the allocations set forth in this Section 2.3, Parent shall have the right to require, but not the obligation to require (unless such requirement is necessary to satisfy the conditions set forth in Section 6.2(d) or Section 6.3(d)), that any shares of Company Common Stock that constitute Appraisal Shares as of the Election Deadline be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.3, and, if Parent so requires, then, to the fullest extent permitted by Law, any Appraisal Shares that receive the Merger Consideration shall be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.3.
               (f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.
          2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if appraisal rights are available under Delaware law, shares of Company Common Stock issued and outstanding immediately prior to the Merger I Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.3, but instead at the Merger I Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and at the Merger I Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Election Deadline, each of such holder’s Appraisal Shares shall be deemed to have been converted at the

Merger I Effective Time into, and shall have become, the right to receive without interest thereon, the Merger Consideration into which No Election Shares shall have been converted pursuant to Section 2.3(e), subject to the last sentence of Section 2.3(e). The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Merger I Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
          2.5 Treatment of Stock Options; Restricted Stock; Company Awards.
               (a) Prior to the Merger I Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board (the “Committee”) shall take all actions necessary under the Company’s 1996 Stock Option Plan (the “1996 Plan”), the Company’s 1999 Non-Qualified Stock Option Plan (the “1999 Plan”), the Company’s 2002 Long-Term Incentive Plan (the “2002 Plan”) and the Company’s 2004 Long-Term Incentive Plan (the “2004 Plan” and, together with the 1996 Plan, the 1999 Plan and the 2002 Plan, the “Stock Plans”) to cause each holder of an option to purchase shares of Company Common Stock granted under a Stock Plan, which option is outstanding immediately prior to the Merger I Effective Time (a “Company Option”), to have the right to exercise such Company Option in full (whether or not vested) immediately prior to the Merger I Effective Time pursuant to procedures to be established by the Committee. To the extent any Company Option that has an exercise price per share that is equal to or greater than the Per Share Cash Consideration is not so exercised immediately prior to the Merger I Effective Time, such Company Option shall be cancelled at the Merger I Effective Time for no consideration by virtue of the Mergers and without any action on the part of the holder thereof, the Company, Parent or Merger Sub. To the extent any Company Option that has an exercise price per share that is less than the Per Share Cash Consideration is not so exercised immediately prior to the Merger I Effective Time (the “In-the-Money Company Options”), such In-the-Money Company Option shall, by virtue of the Mergers and without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be cancelled and converted into the right to receive, from the Surviving Entity, as soon as practicable following the Merger I Effective Time, an amount in cash (less any applicable withholding Taxes and without interest) equal to the product of (i) the excess of (A) the Per Share Cash Consideration over (B) the per share exercise price of Company Common Stock subject to such In-the-Money Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such In-the-Money Company Option immediately prior to the Merger I Effective Time (whether or not vested). As of the Merger I Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except, with respect to In-the-Money Company Options, the right to receive the payment described in the immediately preceding sentence. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate the provisions of this Section 2.5(a), including providing notice to the holders of Company Options of such provisions.

               (b) Subject to the terms and upon the conditions herein, as of the Merger I Effective Time, the restrictions on each restricted share of Company Common Stock (the “Company Restricted Stock”) granted and then outstanding under the Stock Plans shall, and without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse immediately prior to the Merger I Effective Time, and each such share of Company Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Company Restricted Stock will be treated at the Merger I Effective Time the same as, and have the same rights and be subject to the same conditions, as each share of Company Common Stock not subject to any restrictions; provided, that upon vesting the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value to such obligation. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.5(b).
               (c) Subject to the terms and upon the conditions herein, immediately prior to the Merger I Effective Time, each restricted stock unit award granted and then outstanding under the Stock Plans (each, a “Company Award”) shall be fully vested in each holder thereof and the underlying shares of Company Common Stock shall be issued and will be treated at the Merger I Effective Time the same as, and shall have the same rights and be subject to the same conditions as, other shares of Company Common Stock; provided that upon vesting and issuance, the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value to such obligation. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.5(c).
               (d) Except as contemplated by clauses (a), (b) and (c) above, the Surviving Entity and Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 2.5 to any holders of Company Options, Company Restricted Stock or Company Awards such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Entity, Parent or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Options, Company Restricted Stock or Company Awards, as applicable, in respect of which the deduction and withholding was made by the Surviving Entity, Parent or the Exchange Agent, as the case may be.
          2.6 Exchange of Certificates.
               (a) Exchange Agent. Prior to the Merger I Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company’s transfer agent or a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article II all deliveries of cash and Parent Common Stock as required by this Article II. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.6(c) and to make payments in lieu of fractional shares pursuant to Section 2.6(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.6(e) and any dividends or other distributions in accordance with Section 2.6(c)) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.6(c) and 2.6(e) hereof, the Exchange Fund shall not be used for any other purpose.
               (b) Exchange Procedures. Promptly after the Merger I Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Merger I Effective Time, of an outstanding Certificate that immediately prior to the Merger I Effective Time represented shares of Company Common Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form and agreed to by Parent and the Company prior to the Merger I Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Promptly after the Merger I Effective Time, upon surrender of Certificates for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates and the holders of Certificates who previously surrendered Certificates to the Exchange Agent with properly completed and duly executed Election Forms shall be entitled to receive in exchange therefor (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.3 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.3 and this Article II, including cash payable in lieu of any fractional Parent Common Stock pursuant to Section 2.6(e) and dividends and other distributions pursuant to Section 2.6(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.6, each Certificate other than Certificates representing Appraisal Shares shall be deemed at any time after the Merger I Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional Parent Common Stock to which such holder is entitled pursuant to Section 2.6(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c).
               (c) Distributions with Respect to Unexchanged Parent Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Merger I Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate in accordance with this Section 2.6. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.3 and cash payable in lieu of fractional Parent Common Stock to which such holder is entitled pursuant to Section 2.6(e) and the amount of dividends or other distributions with a record date after the Merger I Effective Time theretofore paid with respect to the Parent Common Stock and payable with respect to such Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger I Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Stock.
               (d) Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.6(c) or Section 2.6(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
               (e) Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Merger I Effective Time shall occur and (ii) the fraction of a Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.3 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Entity to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
               (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock after 180 days following the Merger I Effective Time occurs shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Appraisal Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional Parent Common Stock to which they are entitled pursuant to Section 2.6(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.6(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
               (g) No Liability. Neither Parent nor the Surviving Entity shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
               (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.6(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.
               (i) Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.
               (j) Affiliate Shares. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any “affiliate” of the Company (as determined pursuant to Section 5.16) shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 5.16.
               (k) Book Entry. All shares of Parent Common Stock to be issued in the Mergers shall be issued in book entry form, without physical certificates.

     2.7 Stock Transfer Books. At the close of business on the date on which the Merger I Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Merger I Effective Time occurs, any Certificates presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.6(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent as follows:
          3.1 Organization.
               (a) Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.
               (b) Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.
               (c) The Company has previously made available to Parent a complete and correct copy of each of its certificate of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

               (d) Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect.
          3.2 Capitalization.
               (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”), of which 500,000 shares have been designated Series A Junior Participating Preferred Stock (the “Company Series A Preferred Stock”). As of January 4, 2007, 28,098,172 shares of Company Common Stock were issued and outstanding (including 197,329 shares of unvested Company Restricted Stock issued under the Stock Plans). As of the date of this Agreement, (i) there are no shares of Company Preferred Stock issued and outstanding or held in treasury, (ii) 500,000 shares of the Company Series A Preferred Stock have been reserved for issuance in accordance with the Rights Agreement dated as of August 12, 2004, between the Company and the Bank of New York, as Rights Agent (as amended, the “Company Rights Agreement”), and (iii) 362,877 shares of Company Common Stock are reserved for issuance in respect of future grants under the Stock Plans. As of January 4, 2007, there are outstanding Company Options to purchase an aggregate of 1,698,434 shares of Company Common Stock and Company Awards covering 41,882 shares of Company Common Stock. Since January 4, 2007, (i) no shares of Company Common Stock have been issued, except pursuant to Company Options and Company Awards outstanding on January 4, 2007, and (ii) no Company Options or Company Awards have been granted. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or upon the vesting of Company Awards will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 3.2 have been in compliance with United States federal and state securities Laws. Except as may be provided in the Company Rights Agreement, neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities Law or granted registration rights to any individual or entity. Except for the Company Options, the Company Awards and the Company Series A Preferred Stock purchase rights (the “Company Rights”) issued pursuant to the Company Rights Agreement, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. The Company has previously provided to Parent true and correct information with respect to each Company Option and Company Award outstanding as of the date of this Agreement including: (i) the name of the holder, (ii) the number of shares of Company Common Stock issuable thereunder or upon exercise thereof, and (iii) with respect to each Company Option, the exercise price per share of Company Common Stock. Immediately after the consummation of the Mergers, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.
               (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and other than Liens granted pursuant to the Amended and Restated Credit Agreement, dated as of November 30, 2005, as amended, among the Company and the lenders party thereto (the “Company Credit Agreement”), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of the Company, or is obligated to make any capital contribution to or other investment in any other Person except in the ordinary course of business pursuant to operating joint venture agreements.
               (c) Except for the Company Credit Agreement and the Indenture dated as of June 10, 2003, between the Company and The Bank of New York, as trustee, with respect to the 7% Senior Subordinated Notes due 2013 (the “Company Indenture”), no indebtedness of the Company or any of its Subsidiaries contains any restriction (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.
          3.3 Authorization; Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and bylaws of the Company. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption at a meeting of such stockholders and, assuming the accuracy of the representations made in Section 4.28, except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The Company’s Board of Directors has approved of Parent entering into the Voting Agreement, including for purposes of Section 203 of the DGCL.
          3.4 No Violations; Consents and Approvals.
               (a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.4(b) are duly and timely obtained or made and the Company Required Vote has been obtained, conflict with or violate any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except (A) in the case of clause (ii), for (1) the Company Indenture, (2) the Company Credit Agreement, (3) certain seismic license agreements, (4) Company Employee Agreements and (5) Company Benefit Plans; and (B) in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
               (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, provincial, local or foreign court, arbitral, legislative, administrative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of either the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) the adoption of this Agreement by the Company Required Vote, (v) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (vi) the filing of the Certificates of Merger with the Delaware Secretary of State and New York Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          3.5 SEC Reports and Financial Statements.
               (a) The Company has timely filed with the Securities and Exchange Commission (the “SEC”) all forms and documents required to be filed by it since January 1, 2004 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders of the Company (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by the Company with the SEC since January 1, 2004. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, The New York Stock Exchange, any stock exchange or any other comparable Governmental Entity.
               (b) The December 31, 2005 consolidated balance sheet of the Company (the “Company Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheet of the Company and its Subsidiaries (including the related notes, where applicable) as of September 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.
               (c) Since January 1, 2000, (A) the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective Stock Plan under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in the Company’s financial statements referred to in Section 3.5(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
          3.6 Oil and Gas Reserves.
               (a) The Company has furnished to Parent a reserve report prepared by Netherland, Sewell and Associates, Inc. containing estimates of the oil and gas reserves that are owned by the Company and its Subsidiaries as of December 31, 2005 (the “2005 Company Reserve Report”), and an internal reserve report prepared by the Company containing estimates of its oil and gas reserves that are owned by the Company and its Subsidiaries as of September 30, 2006 (the “Interim Company Reserve Report,” and together with the 2005 Company Reserve Report, the “Company Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Interests of the Company and its Subsidiaries on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of the Company, was accurate in all material respects at the time such data was provided to the reserve engineers for the 2005 Company Reserve Report and utilized by the

Company for the Interim Company Reserve Report. The 2005 Company Reserve Report conforms to the guidelines with respect thereto of the SEC. Except for the sale of substantially all of the Company’s Gulf of Mexico assets in 2006 and changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have a Material Adverse Effect on the Company. Since January 1, 2003 all of the Company’s and its Subsidiaries’ wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not have a Material Adverse Effect on the Company. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable Law or contract requiring the Company to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of the Company and its Subsidiaries that are not operated by the Company or any of its Subsidiaries, the Company makes the representations and warranties set forth in this Section 3.6 only to its knowledge without having made specific inquiry of the operators with respect hereto.
               (b) For purposes of this Agreement, “Oil and Gas Interests” means direct and indirect interests in and rights with respect to oil, gas or minerals, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.
               (c) Set forth in Section 3.6(c) of the Company Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Interim Company Reserve Report that have been disposed of prior to the date hereof.
          3.7 Absence of Certain Changes.
               (a) Except as set forth in Section 3.7(a) of the Company Disclosure Letter, since December 31, 2005, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.
               (b) Except as set forth in Section 3.7(b) of the Company Disclosure Letter, since September 30, 2006 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Stock Plans as in effect on September 30, 2006 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of September 30, 2006 other than in the ordinary course of business consistent with past practices, (B) granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay (other than in the ordinary course of business substantially consistent with past practices or pursuant to pre-existing plans or arrangements), (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons whether pursuant to an employee benefit plan or otherwise (except for loans pursuant to the terms of the Company’s or its affiliates’ retirement plans and routine travel advances), or (D) adopted or amended any new or existing Company Benefit Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock (1) upon the exercise of Company Options or vesting of Company Awards, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course of business consistent with past practices, (viii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
          3.8 Absence of Undisclosed Liabilities. Except as set forth in Section 3.8 of the Company Disclosure Letter, since December 31, 2005, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.11), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.15). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          3.9 Disclosure Documents.
               (a) None of the information to be supplied by the Company for inclusion in (i) the joint proxy statement relating to the Company Special Meeting and the Parent Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Stock into which the Company Common Stock will be converted) (together with any amendments or supplements thereto, the “Proxy Statement”), to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the Registration Statement on Form S-4 (together with any amendments or supplements thereto, the “S-4”) to be filed by Parent with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent shareholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Merger I Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information provided by Parent or Merger Sub specifically for inclusion in the Proxy Statement.
               (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
          3.10 Employee Benefit Plans; ERISA.
               (a) Section 3.10(a)(1) of the Company Disclosure Letter contains a true and complete list of all the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), sponsored, maintained or contributed to by the Company or any trade or business, whether or not incorporated, which together with the Company would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Company ERISA Affiliate”) (“Company Benefit Plans”), and Section 3.10(a)(2) of the Company Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which the Company or any Company ERISA Affiliate has any current or future obligation or liability (“Company Employee Agreement”). With respect to each Company Benefit Plan, the Company has made available to Parent a true, correct and complete copy of such Company Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service. The Company has made available to Parent a true, correct and complete copy of each Company Employee Agreement.
               (b) With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Company Benefit Plan satisfies the requirements of such sections and has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of the Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Company Benefit Plan has been administered in substantial compliance with its terms and applicable Law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Material Adverse Effect on the Company; (iii) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject the Company or any Company ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Material Adverse Effect on the Company; (iv) no disputes are pending or, to the knowledge of the Company or any Company ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Material Adverse Effect on the Company; (vi) all contributions due have been made on a timely basis; and (vii) except for defined benefit plans (if applicable) and the Company’s Change of Control Plan, such Company Benefit Plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Company Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of the Company or a Company ERISA Affiliate.
               (c) No Company Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which the Company or any Company ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the Merger I Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No event has occurred with respect to the Company or a Company ERISA Affiliate in connection with which the Company could be subject to any liability, lien or encumbrance with respect to any Company Benefit Plan, except for regular contributions and benefit payments in the ordinary course of plan business.
               (d) Except as set forth in Section 3.10(d) of the Company Disclosure Letter or, in the case of clause (ii) below, as previously provided to Parent, (i) no present or former employees of the Company or any of its Subsidiaries are covered by any Company Employee

Agreements or Company Benefit Plans that provide or will provide any severance pay, post- termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of the Company or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to the Company under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.
          3.11 Litigation; Compliance with Law.
               (a) Except for such Litigation expressly set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (i) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such), and (iii) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.
               (b) Except as expressly set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement or as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance, with all Laws and Company Permits that affect the respective businesses of the Company or any of its Subsidiaries, the Company Real Property and/or the Company Assets, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Company Permit; nor has any notice, charge, Claim or action been received in writing by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
               (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
               (d) The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets, and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
               (e) This Section 3.11 does not relate to matters with respect to (i) Company Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 3.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.14), (iii) Environmental Laws (which are the subject of Section 3.15), and (iv) labor matters (which are the subject of Section 3.18).
          3.12 Intellectual Property.
               (a) For purposes of this Agreement, the term “Intellectual Property” means any and all (i) seismic data, trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, trade secrets, know-how, and other proprietary rights and information, and other indicia of source of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; and (iii) copyrights in and to published and unpublished works of authorship, whether copyrightable or not (including software), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and in each of cases (i) to (iii) inclusive, whether registered, unregistered or capable of registration.
          (b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on the Company:
          (i) the Company, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries, (“Company IP Rights”) free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
          (ii) to the Company’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict the Company’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;
          (iii) the conduct of the business of the Company and its Subsidiaries as presently conducted does not, to the knowledge of the Company, infringe or misappropriate any third Person’s Intellectual Property; or
          (iv) to the knowledge of the Company, no third Person is infringing or misappropriating any Intellectual Property, owned by the Company or its Subsidiaries, and to the knowledge of the Company there is no litigation pending or threatened in writing by or against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Company IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Company IP Right.
          (c) All Intellectual Property owned by the Company or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Company IP”) is to the knowledge of the Company, in force, and all application, renewal and maintenance fees in relation to all Registered Company IP have been paid to date, except for any Registered Company IP that the Company has abandoned, not renewed or allowed to expire.
          (d) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Company IP Rights, and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Company IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Company IP Rights or exercise remedies thereunder.
     3.13 Material Contracts.
          (a) Except for such agreements or arrangements listed in Section 3.13(a) of the Company Disclosure Letter or that are included as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, and except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Company, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not included as an exhibit to the Company SEC Documents, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1(r) and the bringdown of Section 3.13(b) pursuant to Section 6.3(a), “Company Material Contract” shall include as of the date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents. For the avoidance of doubt, the Company’s charter constitutes a Company Material Contract.
          (b) Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge, (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) The Oil and Gas Interests of the Company and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for the Company Credit Agreement and Permitted Liens or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, except as set forth in the Company SEC Documents filed and publicly available prior to the date hereof, no Company Material Contract contains any provision that prevents the Company or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of the Company and its Subsidiaries in accordance with historical practices.
          (d) As of the date of this Agreement, except as set forth in Section 3.13(d) of the Company Disclosure Letter, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that the Company or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which the Company or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.
          (e) Except as reflected in Section 3.13(e) of the Company Disclosure Letter, there are no provisions applicable to the material Oil and Gas Interests reflected in the Reserve Report of the Company and its Subsidiaries that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in the Reserve Report; and none of the Oil and Gas Interests of the Company and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).
     3.14 Taxes.
          (a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, (i) all material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.
          (b) Except as set forth in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter or as may be filed as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, there are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.
          (d) Except as set forth in Section 3.14(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (e) There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens and Liens for Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company.
          (f) Except as set forth in Section 3.14(f) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
          (g) Each of the Company and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
          (h) Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
          (i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.
          (j) Except as set forth in Section 3.14(j) of the Company Disclosure Letter, since January 1, 2000, neither the Company nor any of its Subsidiaries has undergone an “ownership change” pursuant to Section 382(g) of the Code.
          (k) Except as set forth in Section 3.14(k) of the Company Disclosure Letter, since June 30, 2004, none of the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
          (l) The Company has made available to Parent correct and complete copies of (i) all U.S. federal Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 3.14(l).
     3.15 Environmental Matters.
          (a) The Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (e) To the knowledge of the Company, no Company Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          (f) The Company and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of the Company and its Subsidiaries as currently conducted and, to the knowledge of the Company, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.
     3.16 Company Assets. The Company has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to Oil and Gas Interests owned by the Company and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of the Company and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the “Company Assets”), with respect to both the oil and gas properties and all other Company Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Company Reserve Report. The oil and gas leases and other agreements that provide the Company and its Subsidiaries with operating rights in the oil and gas properties reflected in the Company Reserve Report and all other leases and agreements that provide the Company and its Subsidiaries with operating rights in the other Company Assets are legal, valid and binding and in full force and effect; the rentals, royalties and other payments due thereunder have been properly paid and, to the Company’s knowledge, there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or agreements or other leases or agreements, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and its Subsidiaries (as the case may be) have maintained all of the Company Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear. The Company has not received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, the Company is neither underproduced nor overproduced, in either case to any material extent, under gas balancing or similar arrangements. No Person has any call on, option to purchase or similar rights with respect to the production of Hydrocarbons attributable to any of the Company Assets, except any such call, option or similar right at market prices.
     3.17 Insurance. The Company has made available to Parent a true, complete and correct copy of each insurance policy or the binder therefor. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.
     3.18 Labor Matters; Employees.
          (a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (iii) none of the employees of the Company or any of its Subsidiaries are represented by any labor organization and none of the Company or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) the Company and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Company or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to the Company or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), none of the Company or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on the Company.
          (c) Section 3.18(c) of the Company Disclosure Letter contains a complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person’s position or function. The Company has previously provided to Parent true and correct information with respect to each such officer’s annual base salary or wages, targeted incentive compensation bonus in respect of 2006, target bonus percentage and amount for 2007, and currently estimated severance payment due as a result of this Merger assuming such Person’s employment is terminated in connection therewith.
     3.19 Affiliate Transactions. Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Benefit Plans described in Section 3.10 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.
     3.20 Derivative Transactions and Hedging. Section 3.20 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All material Derivative Transactions were, and any material Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such material Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the material Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

     3.21 Natural Gas Act. Any gas gathering system constituting a part of the properties of the Company or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act (the “NGA”); none of the properties have been or are certificated by the Federal Energy Regulatory Commission (the “FERC”) under Section 7(c) of the NGA or to the knowledge of the Company are now subject to FERC jurisdiction under the NGA; and none of the properties have been or are providing service pursuant to Section 311 of the NGA.
     3.22 Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     3.23 Investment Company. Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
     3.24 Rights Agreement. The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.
     3.25 Required Vote by Company Stockholders. Assuming the accuracy of the representation made in Section 4.28, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Required Vote”) to adopt this Agreement is the only vote of the holders of capital stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company or otherwise to adopt this Agreement.
     3.26 Recommendation of Company Board of Directors; Opinion of Financial Advisor.
          (a) The Company Board, at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) recommending adoption of this Agreement by the stockholders of the Company and (iv) directing that the adoption of this

Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (b) The Company Board has received an opinion of Lehman Brothers Inc., to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the Mergers is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion will promptly be delivered to Parent by the Company solely for informational purposes after receipt thereof.
     3.27 Brokers. Except for Lehman Brothers Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Lehman Brothers Inc. as and to the extent set forth in the engagement letter dated June 26, 2006 and the Company has previously provided to Parent a statement providing the method for calculating the fees payable under the engagement letter.
     3.28 Section 203 of the DGCL. The Company and the Company’s Board of Directors have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes, laws or regulations of any state, including the State of Delaware and Section 203 of the DGCL (assuming with respect to Section 203 the accuracy of the representation made in Section 4.28), or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, is, or at the Merger I Effective Time will be, applicable to this Agreement, the transactions contemplated hereby, or the Voting Agreement.
     3.29 Reorganization. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Mergers from constituting a reorganization within the meaning of Section 368(a) of the Code.
     3.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
     Except as set forth in the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     4.1 Organization.
          (a) Each of Parent, Merger Sub and Parent’s Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted, except as set forth in Section 4.1 of the Parent Disclosure Letter.
          (b) Each of Parent, Merger Sub and Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement and Merger Sub does not have any Subsidiaries.
          (c) Parent has previously made available to the Company a correct and complete copy of each of its certificate of incorporation and bylaws or other organizational documents of each of Parent’s Subsidiaries, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of Parent’s Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither Parent nor Merger Sub nor any of the Parent’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other organizational documents.
          (d) Section 4.1 of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Subsidiaries in any material respect.
     4.2 Capitalization.
          (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, issuable in series (“Parent Preferred Stock”), of which 1,000,000 shares have been designated as First Series Junior Preferred Stock (the “First Series Preferred Stock”). As of January 4, 2007, (i) 62,990,270 shares of Parent Common Stock were issued and outstanding (including 627,450 shares of unvested Parent restricted stock). As of the date of this Agreement, (i) there are no shares of Parent Preferred Stock issued and outstanding or held in treasury, (ii) 1,000,000 shares of the First Series Preferred Stock have been reserved for issuance in accordance with the First

Amended and Restated Rights Agreement dated as of October 17, 2003, between Parent and Mellon Investor Services, LLC, as Rights Agent (as amended, the “Parent Rights Agreement”), and (iii) 3,405,114 shares of Parent Common Stock are reserved for issuance under Parent stock incentive plans. As of January 4, 2007, there are outstanding stock options to acquire Parent Common Stock (the “Parent Stock Options”) covering an aggregate of 3,327,164 shares of Parent Common Stock and 77,950 outstanding phantom stock units. Since January 4, 2007, (i) no shares of Parent Common Stock have been issued, except pursuant to Parent Stock Options and phantom stock units outstanding on January 4, 2007, and (ii) no Parent Stock Options or phantom stock units have been granted. Neither Parent nor any of its Subsidiaries directly or indirectly owns any shares of Parent Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote are issued or outstanding. All issued and outstanding shares of Parent’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 4.2 have been in compliance with United States federal and state securities Laws. Except as may be provided in the Parent Rights Agreement, neither Parent nor any of its Subsidiaries has agreed to register any securities under the Securities Act, or under any state securities Law or granted registration rights to any individual or entity. Except for Parent Stock Options and the First Series Preferred Stock purchase rights (the “Parent Rights”) issued pursuant to the Parent Rights Agreement, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. The Parent Common Stock issued pursuant to the Mergers, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid and non-assessable and not subject to preemptive rights, with no personal liability attaching to the ownership thereof. Such Parent Common Stock, where so issued, will be issued free and clear of any Liens, other than (x) statutory Liens for Taxes not yet done and payable and (y) such restrictions as may expect under Applicable Law.
          (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent’s Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than (w) statutory Liens for Taxes not yet due and payable, (x) such restrictions as may exist under applicable Law, (y) Liens granted pursuant to Parent’s U.S. Amended and Restated Credit Agreement dated as of September 28, 2004, among Parent and each of the lenders party thereto, as amended, and Parent’s Canadian Amended and Restated Credit Agreement dated as of September 28, 2004, among Parent and each of the lenders party thereto, as amended (collectively, the “Parent Credit

Agreements”), and (z) Liens granted pursuant to term loan financing arrangements in the aggregate principal amount of $375,000,000 entered into among certain Subsidiaries of Parent and each of the lenders party thereto (the “Subsidiary Credit Agreements”), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither Parent nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of Parent, or is obligated to make any capital contribution to or other investment in any other Person.
          (c) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100,000 shares of common stock, par value $.01 per share, 10 of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Merger I Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.
     4.3 Authorization; Validity of Agreement. Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, (i) with respect to the consummation of the Mergers, to the receipt of the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and (ii) with respect to the issuance of stock options under the Parent Stock Incentive Plan as contemplated by Section 5.11(f), the receipt of the vote described in Section 4.25. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action, except for the Parent Required Vote, and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent’s Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25. Except for the Parent Required Vote, the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent’s Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25, no other corporate or other proceedings on the part of either Parent or Merger Sub will be necessary to authorize the execution, delivery and performance of this Agreement by either of Parent or Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of the Agreement by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against such party in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
     4.4 No Violations; Consents and Approvals.

          (a) Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, articles of association or the bylaws of Parent or Merger Sub, as applicable, or the certificate of incorporation, articles of association, bylaws or similar governing documents, as applicable, of any of Parent’s or Merger Sub’s Subsidiaries, (ii) except for the Parent Credit Agreements (which exception shall no longer be applicable on or prior to Closing), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub, or any of Parent’s other Subsidiaries, under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which Parent or Merger Sub, or any of Parent’s other Subsidiaries, is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4(b) are duly and timely obtained or made and the Parent Required Vote, the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25 and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent’s Board of Directors of the Second Merger have been obtained, conflict with or violate any Laws applicable to Parent or Merger Sub, or any of Parent’s other Subsidiaries, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent or Merger Sub.
          (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required to be obtained or made by Parent or Merger Sub, or any of Parent’s other Subsidiaries, in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent’s Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25, (v) such filings, authorizations, approvals or expiration or termination of applicable waiting periods as may be required under the HSR Act, (vi) the filing of the Certificates of Merger with the Delaware Secretary of State and the New York Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
     4.5 SEC Reports and Financial Statements.
          (a) Parent has timely filed with the SEC all forms and documents required to be filed by it since January 1, 2004 under the Exchange Act, including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of shareholders of Parent (in the form mailed to shareholders), and (D) all other forms, reports and registration statements required to be filed by Parent with the SEC since January 1, 2004. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Parent SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other applicable Laws as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Parent is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, The New York Stock Exchange, any stock exchange or any other comparable Governmental Entity.
          (b) The December 31, 2005 consolidated balance sheet of Parent (the “Parent Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheet of Parent and its Subsidiaries (including the related notes, where applicable) as of September 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in Parent’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG was an independent public accounting firm for Parent as disclosed in the Parent SEC Documents. Ernst & Young LLP is an independent public accounting firm with respect to Parent and has not resigned (or indicated that it declines to stand for re-appointment after completion of the current audit) or been dismissed as independent public accountants of Parent.
          (c) Since January 1, 2000, (A) the exercise price of each Parent Stock Option has been no less than the Fair Market Value (as defined under the terms of the respective Parent stock plan under which such Parent Stock Option was granted) of a share of Parent Common Stock as determined on the date of grant of such Parent Stock Option, and (B) all grants of Parent Stock Options were validly issued and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in Parent’s financial statements referred to in Section 4.5(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
     4.6 Oil and Gas Reserves.
          (a) Parent has furnished to the Company reserve reports prepared by Parent and audited by DeGolyer and MacNaughton and Ryder Scott Company containing estimates of the oil and gas reserves that are owned by Parent or any of its Subsidiaries as of December 31, 2005 (collectively, the “2005 Parent Reserve Report”) and another such report audited by DeGolyer and MacNaughton containing estimates of the Alaskan oil and gas reserves that are owned by Parent or any of its Subsidiaries as of June 30, 2006 (the “2006 Parent Reserve Report”) and the internal reserve report prepared by Parent containing estimates of certain oil and gas reserves that are owned by Parent or any of its Subsidiaries as of September 30, 2006 (collectively, the “Interim Parent Reserve Report,” and together with the 2005 Parent Reserve Report and the 2006 Parent Reserve Report, the “Parent Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Interests of Parent and its Subsidiaries on which the Parent Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of Parent, was accurate in all material respects at the time such information was provided to the reserve engineers for the 2005 Parent Reserve Report and the 2006 Reserve Report and utilized by the Parent for the Interim Parent Reserve Report. The 2005 Parent Reserve Report and the 2006 Parent Reserve Report conform to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have a Material Adverse Effect on Parent. Since January 1, 2003 all of Parent’s and its Subsidiaries’ wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not have a Material Adverse Effect on Parent.

To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of any Applicable Law or contract requiring Parent of such Subsidiary to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of Parent and its Subsidiaries that are not operated by Parent or any of its Subsidiaries, Parent makes the representations and warranties set forth in this Section 4.6 only to its knowledge without having made special inquiry of the operators with respect hereto.
          (b) Set forth in Section 4.6(b) of the Parent Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Interim Parent Reserve Report that have been disposed of prior to the date hereof.
     4.7 Absence of Certain Changes.
          (a) Since December 31, 2005, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (b) Since September 30, 2006 to the date of this Agreement and except as set forth in Section 4.7(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (ii) effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Stock (1) upon the exercise of Parent Stock Options, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iii) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (iv) made any material Tax election or settled or compromised any material income Tax liability, (v) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vi) sold, leased exchanged, transferred or otherwise disposed of any material Parent Asset other than in the ordinary course of business consistent with past practices, (vii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Parent Assets in any material respect, including writing down the value of any of Parent Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, (viii) except as required to comply with applicable Law, adopted or amended any new or existing Parent Benefit Plan, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
     4.8 Absence of Undisclosed Liabilities. Since December 31, 2005 and except as set forth in Section 4.8 of the Parent Disclosure Letter, none of Parent or Merger Sub, nor any of Parent’s other Subsidiaries, has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (ii) liabilities in respect of Litigation (which are the subject of Section 4.11(a)), and (iii) liabilities under Environmental Laws (which are the subject of Section 4.15). None of Parent or Merger Sub, nor any of Parent’s other Subsidiaries, is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
     4.9 Disclosure Documents.
          (a) None of the information to be supplied by Parent for inclusion in (i) the Proxy Statement to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the S-4 to be filed by Parent with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent shareholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Merger I Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to information provided by the Company specifically for inclusion in the Proxy Statement and the S-4.
          (b) None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
     4.10 Employee Benefit Plans; ERISA.
          (a) Section 4.10(a)(1) of the Parent Disclosure Letter contains a true and complete list of all the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) (“Parent Benefit Plans”), and Section 4.10(a)(2) of the Parent Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability (“Parent Employee Agreement”). With respect to each Parent Benefit Plan, Parent has made available to the Company a true, correct and complete copy of such Parent Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary pan descriptions, and the most recent determination letter from the Internal Revenue Service.
          (b) With respect to each Parent Benefit Plan (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Parent Benefit Plan satisfies the requirements of such sections and has received a favorable determination letter from the Internal Revenue Service (or has a determination letter application pending with the Internal Revenue Service) with respect to its qualification, and (except for any such plan with respect to which a determination letter application is pending with the Internal Revenue Service) its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Parent Benefit Plan has been administered in substantial compliance with its terms and applicable Law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Material Adverse Effect on Parent; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Material Adverse Effect on Parent; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Material Adverse Effect on Parent; (vi) all contributions due have been made on a timely basis; and (vii) except for defined benefit plans (if applicable), such Parent Benefit Plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.
          (c) No Parent Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Parent or any Parent ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the Merger I Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) except for the Forest Oil Corporation Pension Plan and The Retirement Income Plan for Employees of The Wiser Oil Company (collectively, the “Title IV Plans”) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability, lien or encumbrance with respect to any Parent Benefit Plan, except for regular contributions and benefit payments in the ordinary course of plan business. With respect to each Title IV Plan, (i) Parent has made available to the Company the most recent actuarial report for such Title IV Plan, and there has been no material adverse change in the financial condition of such Title IV Plan from the date of such actuarial report to the date of this Agreement, (ii) there has been no

“reportable event,” as that term is defined in Section 4043 of ERISA and the regulations thereunder, that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, (iii) all premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) have been paid, neither Parent nor any Parent ERISA Affiliate has filed a notice of intent to terminate such Title IV Plan and has not adopted any amendment to treat such Title IV Plan as terminated, the PBGC has not instituted, or threatened to institute, proceedings to treat any such Title IV Plan as terminated and no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Title IV Plan.
          (d) Except as set forth in Section 4.10(d) of the Parent Disclosure Letter, (i) no present or former employees of Parent or any of its Subsidiaries are covered by any Parent Employee Agreements or Parent Benefit Plans that provide or will provide any severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall cause any payments or benefits to any employee, officer or director of Parent or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Parent or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.
     4.11 Litigation; Compliance with Law.
          (a) Except for such Litigation expressly set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (i) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent or Merger Sub, or any of Parent’s other Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors (in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such) and (iii) there is no Litigation that Parent or Merger Sub, or any of Parent’s other Subsidiaries, has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.
          (b) Except as expressly set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has complied, and is in compliance with all Laws and Parent Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Parent Real Property and/or Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Parent Permit; nor has any notice, charge, Claim or action been received in writing by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
          (d) Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Parent Real Property, Parent Assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Parent. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (e) This Section 4.11 does not relate to matters with respect to (i) Parent Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 4.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 4.14), (iii) Environmental Laws (which are the subject of Section 4.15) and (iv) labor matters (which are the subject of Section 4.17).

     4.12 Intellectual Property.
          (a) Except as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on Parent:
          (i) Parent, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries (“Parent IP Rights”), free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
          (ii) to Parent’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict Parent’s or any of its Subsidiary’s ownership rights in and to any Intellectual Property owned by them;
          (iii) the conduct of the business of Parent and its Subsidiaries as presently conducted does not, to the knowledge of Parent, infringe or misappropriate any third Person’s Intellectual Property; or
          (iv) to the knowledge of Parent, no third Person is infringing or misappropriating any Intellectual Property, owned by Parent or its Subsidiaries, and to the knowledge of Parent there is no litigation pending or threatened in writing by or against Parent or any of its Subsidiaries, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of Parent IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Parent IP Right.
          (b) All Intellectual Property owned by Parent or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Parent IP”) is to the knowledge of Parent, in force, and all application, renewal and maintenance fees in relation to all Registered Parent IP have been paid to date, except for any Registered Parent IP that Parent has abandoned, not renewed or allowed to expire.
          (c) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Parent IP Rights, and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Parent IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Parent IP Rights or exercise remedies thereunder.
     4.13 Material Contracts.
          (a) Except for such agreements or arrangements that are included as exhibits to the Parent SEC Documents filed and publicly available prior to the date of this Agreement and except as set forth in Section 4.13(a) of the Parent Disclosure Letter, and except for this Agreement, as of the date of this Agreement, neither the Parent nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Parent, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Parent or any Subsidiary of the Parent, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Parent and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not included as an exhibit to Parent SEC Documents, is referred to herein as a “Parent Material Contract,” and for purposes of Section 5.1(r) and the bringdown of Section 4.14(b) pursuant to Section 6.2(a), “Parent Material Contract” shall include as of date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to Parent SEC Documents. For the avoidance of doubt, the Parent’s charter constitutes a Parent Material Contract.
          (b) Each Parent Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Parent Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Parent, to the Parent’s knowledge, (i) there does not exist, nor has the Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Parent Material Contract and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Parent Material

Contract to exercise any rights such party has to cancel, terminate or repudiate such Parent Material Contract or exercise remedies thereunder. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) Except as disclosed in Section 4.13(c) of the Parent Disclosure Letter, the Oil and Gas Interests of Parent and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for Permitted Liens or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, except as set forth in the Parent SEC Documents filed and publicly available prior to the date hereof, no Parent Material Contract contains any provision that prevents Parent or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Parent and its Subsidiaries in accordance with historical practices.
          (d) Except as disclosed in Section 4.13(d) of the Parent Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that Parent or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Parent or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.
          (e) There are no provisions applicable to the material Oil and Gas Interests reflected in any Reserve Report of Parent or any of its Subsidiaries that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in such Reserve Report; and none of the Oil and Gas Interests of the Company and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).
     4.14 Taxes.
          (a) (i) Except as set forth in Section 4.14(a) of the Parent Disclosure Letter, all material Returns required to be filed by or with respect to Parent and its Subsidiaries have been filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) Parent and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by Parent or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected in Parent Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any material Tax.
          (b) Except as disclosed in Section 4.14(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) Except as disclosed in Section 4.14(c) of the Parent Disclosure Letter or as may be filed as exhibits to the Parent SEC Documents filed and publicly available prior to the date of this Agreement, there are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between Parent or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which Parent or any of its Subsidiaries could be liable for any Taxes of any party other than Parent or any Subsidiary of Parent.
          (d) Except as disclosed in Section 4.14(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (e) There are no Liens for material Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens and Liens for Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent.
          (f) Neither Parent nor its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
          (g) Each of Parent and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
          (h) Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

          (i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.
          (j) Except as disclosed in Section 4.14(j) of the Parent Disclosure Letter, since January 1, 2000, neither Parent nor any of its Subsidiaries has undergone an “ownership change” pursuant to Section 382(g) of the Code.
          (k) Except as disclosed in Section 4.14(k) of the Parent Disclosure Letter, since June 30, 2004, none of Parent nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
          (l) Parent has made (or will, upon request, make) available to the Company correct and complete copies of (i) all U.S. federal Returns of Parent and its Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not “included” in an audit report) within the last three years relating to any material Taxes due from or with respect to Parent or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 4.14(l).
     4.15 Environmental Matters.
          (a) Parent and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (b) There is no Environmental Claim pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) To the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (e) To the knowledge of Parent, no Parent Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
          (f) Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of Parent and its Subsidiaries as currently conducted and, to the knowledge of Parent, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.
     4.16 Parent Assets. Parent has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report as attributable to Oil and Gas Interests owned by Parent and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of Parent and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the “Parent Assets”), with respect to both the oil and gas properties and all other Parent Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Parent Reserve Report. The oil and gas leases and other agreements that provide Parent and its Subsidiaries with operating rights in the oil and gas properties reflected in the Parent Reserve Report and all other leases and agreements that provide Parent and its Subsidiaries with operating rights in the other Parent Assets are legal, valid and binding and in full force and effect; the rentals, royalties and other payments due thereunder have been properly paid and, to Parent’s knowledge, there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or agreements or other leases or agreements, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Parent and its Subsidiaries (as the case may be) have maintained all of the Parent Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear. Parent has not received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, Parent is neither underproduced nor overproduced, in either case to any material extent, under gas balancing or similar arrangements. No Person has any call on, option to purchase or similar rights with respect to the production of Hydrocarbons attributable to any of the Parent Assets, except any such call, option or similar right at market prices.
     4.17 Insurance. Parent and its Subsidiaries have made available to the Company a true, complete and correct copy of each insurance policy or the binder therefor with respect to their business. All premiums due on such policies have been paid, and there is no existing default or notice of non-renewal, except for such defaults or notices as would not constitute a Material Adverse Effect on Parent.

     4.18 Labor Matters; Employees.
          (a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.
          (b) Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on Parent.
     4.19 Affiliate Transactions. Section 4.19 of the Parent Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Parent Benefit Plans described in Section 4.10 of the Parent Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b)

involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.
     4.20 Derivative Transactions and Hedging. Section 4.20 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All material Derivative Transactions were, and any material Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such material Derivative Transactions. Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the material Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
     4.21 Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Except as disclosed in Section 4.21 of the Parent Disclosure Letter, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     4.22 Investment Company. Neither Parent nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act or the Advisers Act.
     4.23 Rights Agreement. Parent has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered except for the Parent Rights to be provided as part of the Merger Consideration.
     4.24 Recommendation of Parent Board of Directors; Opinion of Financial Advisor.

          (a) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement, the transactions contemplated hereby and the Parent Proposal are advisable to, and in the best interests of, the shareholders of Parent, (ii) approving this Agreement, the transactions contemplated hereby and the Parent Proposal, (iii) resolving to recommend approval and adoption of the Parent Proposal to the shareholders of Parent and (iv) directing that the Parent Proposal be submitted to Parent’s shareholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (b) The Parent Board has received an opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Mergers is fair, from a financial point of view, to Parent. A true, complete and correct copy of such opinion will promptly be delivered to the Company by Parent solely for informational purposes after receipt thereof.
     4.25 Required Vote by Parent Shareholders. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting (the “Parent Required Vote”) to authorize the issuance of Parent Common Stock pursuant to this Agreement under Rule 312.02 of the NYSE (the “Parent Proposal”) is the only vote of the holders of capital stock of Parent necessary to approve the transactions contemplated by this Agreement; provided, however, that in order to approve the Plan Amendment, the affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting is required.
     4.26 Voting Agreements. Neither Parent nor Merger Sub has entered into or received any voting or similar agreement from any stockholder of the Company with respect to this Agreement or the transactions contemplated hereby, except that, concurrently and simultaneously with the execution and delivery of this Agreement, Parent has entered into a voting agreement with JANA Master Fund, Ltd. and JANA Piranha Master Fund, Ltd. (the “Voting Agreement”). A form of the Voting Agreement is set forth in Section 4.26 of the Parent Disclosure Letter.
     4.27 Brokers. Except for Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. (“JPMorgan”) and JPMorgan Chase Bank, N.A. (“JPMCB”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Credit Suisse Securities (USA) LLC, JPMorgan and JPMCB as and to the extent set forth in their respective engagement or fee letters.
     4.28 Ownership of Company Common Stock. Immediately prior to Parent entering into the Voting Agreement, (i) neither Parent nor Merger Sub owns shares of Company Common Stock (excluding attribution by virtue of “affiliates” or “associates,” and to the knowledge of Parent as of the date hereof, neither Parent nor Merger Sub, and none of the “affiliates” or “associates”) of Parent or Merger Sub, directly or indirectly “owns” more than

250,000 shares of Company Common Stock in the aggregate and (ii) neither Parent nor Merger Sub nor any of their “affiliates” or “associates” within the last three years has owned 15% or more of the outstanding shares of Company Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).
     4.29 Reorganization. Neither Parent nor, to the knowledge of Parent, any of its affiliates, has taken or agreed to take any action that would prevent the Mergers from constituting a reorganization within the meaning of Section 368(a) of the Code.
     4.30 Financing. Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) from JPMCB (the “Commitment Letter”) whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide, debt financing that, when combined with Parent’s other sources of financing (including cash on hand), is sufficient to fund the cash portion of the Merger Consideration and the expenses of Parent and Merger Sub in connection with the Mergers. Parent has delivered to the Company a true, complete and correct copy of the letter referred to in this Section 4.30 as in effect on the date hereof (including any amendments in effect through the date of this Agreement). As of the date hereof, the Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. No event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letter by Parent or if alternative Financing has been arranged by Parent, under such alternative Financing. Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letter not being satisfied (or if alternative Financing has been arranged by Parent any of the conditions set forth in such alternative Financing not being satisfied), or (ii) the funding contemplated in the Commitment Letter (or in such alternative Financing) not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.
     4.31 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
COVENANTS
     5.1 Interim Operations of the Company. The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by Parent after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

          (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practices, and the Company shall use reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;
          (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than 110% of, and during the same time period set forth in, the 2007 monthly operating plan previously made available to Parent or as may be reasonably required to conduct emergency operations on any well, pipeline or other facility;
          (c) the Company shall not, nor shall it permit any of its Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;
          (d) the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests; and the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) of shares of Company Common Stock pursuant to the Company Options or Company Awards outstanding on the date of this Agreement, (B) of Company Options in an amount consistent with past practice to non-officer employees hired after the date hereof in the ordinary course of business consistent with past practice, (C) by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, or (D) pursuant to the Company Rights or the Company Rights Agreement in effect on the date of this Agreement, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(d), except as (1) required by the terms of any capital stock of, or other equity interests in, the Company or any of its Subsidiaries outstanding on the date of this Agreement, (2)contemplated by any Company Benefit Plan existing on the date of this Agreement and included in Section 3.10(a)(1) of the Company Disclosure Letter or (3) contemplated by any employment agreement of the Company existing on the date of this Agreement and included in Section 3.10(a)(2) of the Company Disclosure Letter;
          (e) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any increase in the compensation (including base salary and target bonus) or benefits payable to any officer of the Company or any of its Subsidiaries; (ii) except in connection with promotions on a basis consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer of the Company or any of its Subsidiaries; except that notwithstanding (i) and (ii) above, the Company may pay incentive compensation bonuses for 2006; provided, however, that the Company shall not pay officers and employees bonuses in the aggregate amount in excess of 125% of the amount set forth in Section 5.1 of the Company Disclosure Letter and, with respect to officers, in no event in an amount greater than the calculated amount expressly provided for in the Company’s Annual Incentive Compensation Plan as approved by the Company’s Compensation and Management Development Committee (determined without regard to any discretion of such committee to increase any bonus pools under such plan) (but, with respect to each officer, in no event greater than 125% of such officer’s target bonus for 2006), (iii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement or (iv) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries other than amendments in the form of Exhibit B hereto (except for nonsubstantive changes to conform to the underlying agreement) or made for purposes of complying with Section 409A of the Code;
          (f) the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect at December 31, 2005, except changes in accordance with GAAP and applicable Law as concurred with by the Company’s independent auditors;
          (g) the Company shall not, nor shall it permit any of its Subsidiaries to, acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or other than in the ordinary course of business consistent with past practices or disclosed in Section 5.1(g) of the Company Disclosure Letter, any material assets; provided, however, that the foregoing shall not be deemed to prohibit a merger involving only one of the Company’s wholly owned Subsidiaries, on the one hand, and another of the Company’s wholly owned Subsidiaries on the other hand or the acquisition of assets to the extent permitted by Section 5.1(b);
          (h) the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets, except for (A) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, (B) any sale, lease or disposition pursuant to agreements existing on the date of this Agreement and entered into in the ordinary course of business or disclosed in Section 5.1(h) of the Company Disclosure Letter, or (C) any sale, lease or disposition in an arms length transaction to an unrelated Person, for not less than fair market value and not in excess of $5.0 million individually or $10.0 million in the aggregate;

          (i) the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;
          (j) except for Taxes, to which Section 5.1(l) shall apply, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material Claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of Litigation covered by insurance or where the amount paid or to be paid does not exceed $5.0 million for any individual Claim or series of related Claims, or $10.0 million in the aggregate for all Claims;
          (k) the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.19 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this clause (k), the term “affiliates” shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;
          (l) the Company shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of the Company and its Subsidiaries taken as a whole;
          (m) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on the Company or (iii) materially impair or delay consummation of the Mergers or the other transactions contemplated hereby;
          (n) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements and except as permitted in Section 5.1(g);

          (o) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any indebtedness except indebtedness incurred and letters of credit issued under the Company Credit Agreement in the ordinary course of business, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company), except in the ordinary course of business and consistent with past practice and in no event exceeding $1.0 million in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company’s cash management procedures), or (v) enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice and in no event exceeding $5.0 million in the aggregate, except as permitted under Section 5.1(b); provided, however, that the restrictions in this Section 5.1(o) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation by the Company that is owed to any wholly owned Subsidiary of the Company or by any wholly owned Subsidiary of the Company that is owed to the Company or another wholly owned Subsidiary of the Company;
          (p) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the ability of the Company or any Subsidiary of the Company, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time;
          (q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned Subsidiaries);
          (r) the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or Claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;
          (s) the Company shall not make or assume any Derivative Transaction with a duration of more than 90 days or enter into any agreement to sell Hydrocarbons other than in the ordinary course of business at market pricing and in no event with a duration of more than 90 days; and
          (t) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

     5.2 Interim Operations of Parent. Parent covenants and agrees that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.2 of the Parent Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by the Company after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):
          (a) the business of Parent and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practice; provided, however, that neither the foregoing nor anything to the contrary in this Agreement shall be deemed to prohibit Parent or any of its Subsidiaries from engaging in any acquisition or divestiture transaction that does not constitute an Acquisition Proposal for Parent and would not reasonably be expected to have a Material Adverse Effect on Parent or materially impair or delay the consummation of the transactions contemplated by this Agreement;
          (b) Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on Parent or (iii) materially impair or delay consummation of the Mergers or the other transaction contemplated hereby;
          (c) Parent shall not, nor shall it permit any Subsidiary of Parent that is not wholly owned by Parent to, declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;
          (d) Parent shall not change its methods of accounting in effect at December 31, 2005, except changes in accordance with GAAP or applicable Law as concurred with by Parent’s independent auditors;
          (e) Parent shall not amend its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Parent Common Stock;
          (f) Parent shall not, and shall use its reasonable best efforts to cause its affiliates and associates not to acquire ownership or become an “owner” for the purposes of Section 203 of the DGCL of any shares of any voting securities of the Company, other than shares so owned as of the date of this Agreement or shares owned as a result of Parent and Merger Sub entering into the Voting Agreement or acquired pursuant to this Agreement;
          (g) Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution;
          (h) Parent shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize or undertake any indemnities for Taxes, extend any period the assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole; and
          (i) Parent shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing.
     5.3 Acquisition Proposals.
          (a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to the Company or (y) that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a third party at any time prior to obtaining the Company Required Vote if, prior to such vote, (x) the Company receives a bona fide written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives after the date and in violation of this Agreement), (y) the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal with respect to the Company, and (z) the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that the third party making such Acquisition Proposal has the financial and legal capacity to consummate such Acquisition Proposal, provided that the Company shall not deliver any information to such third party without entering into an

Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(a). Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
          (b) The Company agrees that in addition to the obligations of the Company set forth in paragraph (a) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information from a Person that has made, or the Company reasonably believes may be contemplating, an Acquisition Proposal with respect to the Company or any Acquisition Proposal with respect to the Company received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to the Company, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to the Company which was not previously provided to Parent as promptly as practicable after it provides such information to such other Person. The Company shall keep Parent fully informed of the status of any Acquisition Proposals with respect to the Company (including the identity of the parties and price involved and any material changes to any terms and conditions thereof).
          (c) Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Mergers or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of its Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) with respect to the Company or (B) requiring it to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the

Company Board (i) determines in good faith, after consultation with outside legal counsel, that the failure to make a Company Adverse Recommendation Change described in clause (A) of the definition thereof would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company, and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making such Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such Company Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.
          (d) Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective Representatives not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(d)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to Parent or (y) that would require, or would have the effect of causing, Parent to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representative of Parent or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Parent or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and Parent Board may take any actions described in clause (ii) of this Section 5.3(d) with respect to a third party at any time prior to obtaining the Parent Required Vote if, prior to such approval, (x) Parent receives a bona fide written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective Representatives after the date and in violation of this Agreement) and (y) the Parent Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal with respect to Parent, and (z) the Parent Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that the third party making such Acquisition Proposal has the financial and legal capacity to consummate such Acquisition Proposal, provided that Parent shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(d). Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s shareholders a position with respect to an Acquisition Proposal with respect to Parent pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
          (e) Parent agrees that in addition to the obligations of Parent set forth in paragraph (d) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent’s receipt thereof), Parent shall advise the Company in writing of any request for information from a Person that has made, or Parent reasonably believes may be contemplating, an Acquisition Proposal with respect to Parent or any Acquisition Proposal with respect to Parent received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to Parent, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall provide to the Company any non-public information concerning Parent or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to Parent which was not previously provided to the Company as promptly as practicable after it provides such information to such other Person. Parent shall keep the Company fully informed of the status of any Acquisition Proposals with respect to Parent (including the identity of the parties and price involved and any material changes to any terms and conditions thereof).
          (f) Neither (i) the Parent Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Mergers, the Parent Proposal or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”), nor (ii) shall Parent or any of its Subsidiaries execute or enter into, (A) any Acquisition Agreement with respect to Parent (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(d)) or (B) any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, requiring it to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Required Vote, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make a Parent

Adverse Recommendation Change described in clause (A) of the definition thereof would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of Parent, and (ii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making such Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such Parent Adverse Recommendation Change until the fourth Business Day after receipt by the Company of the Parent Notice of Change and (y) during such four Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.
          (g) For purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company or Parent, as the case may be, any proposal, whether or not in writing (other than by Parent or any of its Subsidiaries with respect to the Company, or by the Company or any of its Subsidiaries, with respect to Parent), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 20% or more of the net revenues, net income or the assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of equity securities of such party or any of its Subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement or as set forth in Section 5.3(g) of the Company Disclosure Letter or the Parent Disclosure Letter. The term “Superior Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide written Acquisition Proposal with respect to such party that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its Subsidiaries or any of their respective Representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share, exchange, asset purchase or other business combination, (A) 50% or more of the assets of such party and its Subsidiaries, taken as a whole or (B) 50% or more of the equity securities of such party, in each case on terms which the majority of the Board of Directors of such party determines (after consultation with its financial advisors and outside legal counsel) in good faith by resolution duly adopted (A) would result in a transaction that, if consummated, is more favorable to the stockholders of such party (in their capacity as stockholders) from a financial point of view, than the Mergers, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by the other party in response to such Superior Proposal or otherwise pursuant to this Section 5.3), and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction).
          (h) For the avoidance of doubt, any factually accurate and complete public statement by a party hereto that does nothing more than disclose the receipt of an Acquisition Proposal with respect to such party that was not initiated, solicited or knowingly facilitated or encouraged after the date of this Agreement by such party or any of its Subsidiaries or any of their respective Representatives, and the terms thereof, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Board of Directors (or any committee thereof) in favor of this Agreement and the transactions contemplated hereby.
          (i) Immediately after the execution and delivery of this Agreement, each of the Company and Parent shall, and shall cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal with respect to the Company and Parent, respectively. Each of the Company and Parent agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement within the last 12 months in connection with such Person’s consideration of any Acquisition Proposal with respect to it, or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.
     5.4 Access to Information and Properties.
          (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel, financial advisors and other representatives of the other party, reasonable access, including the right to conduct Phase I environmental site assessments but specifically excluding soil or groundwater sampling or effluent sampling or testing or subsurface testing of any kind unless consented to in writing by the Company or Parent, as applicable (which consent shall not be unreasonably withheld, delayed or conditioned), during normal business hours during the period prior to the Merger I Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Parent and the Company will hold any information obtained or contemplated under Section 5.4(a) above in accordance with the provisions of the confidentiality agreement between Lehman Brothers Inc. and Parent, dated as September 14, 2006, and the confidentiality agreement between the Company and Parent, dated as of November 13, 2006 (collectively, the “Confidentiality Agreements”).
          (c) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.
     5.5 Further Action; Commercially Reasonable Efforts.
          (a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
          (b) Each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any Governmental Entity. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall use commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division for additional information or documentation.
          (c) Parent shall have the Financing or other funding sufficient to consummate the Mergers and the other transactions contemplated hereby. Parent shall, and shall cause its Subsidiaries and its and their respective officers and employees to use all reasonable efforts in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transactions contemplated hereby. In the event Parent arranges for alternative Financing, it shall promptly provide to the Company the commitment letter and any similar documentation with respect thereto. The Commitment Letter shall be in full force and effect, or if alternative Financing has been arranged, the commitment letter with respect to such alternative Financing shall be in full force and effect, at all times until the Effective Time, or the transactions contemplated by such Commitment Letter or such alternative Financing commitment letter shall have been consummated.
          (d) The Company shall, and shall cause its Subsidiaries and its and their respective officers, employees, and shall use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with Parent and its affiliates in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transactions contemplated hereby, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from the Company’s accountants (which comfort letters shall be customary in form, scope and substance), and obtaining legal opinions from the Company’s outside counsel (which legal opinions shall be customary in form, scope and substance), as may be reasonably requested by Parent. In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that the Company shall not be obligated to make or cause to become effective such prepayment or redemption or call for prepayment or redemption or renegotiated terms (nor shall the Company be required to incur any cost or liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Merger I Effective Time.
          (e) In case at any time after the Merger I Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Entity shall take or cause to be taken all such necessary action.
          (f) Each of the parties hereto shall use commercially reasonable efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Mergers.
          (g) Notwithstanding the foregoing provisions of this Section 5.5, neither Parent nor Merger Sub shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Parent or Merger Sub or any of their respective affiliates or any of the respective businesses of the Company or any of its Subsidiaries, including the Company Assets. aftabalam
     5.6 Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting.
          (a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and each shall cause to be filed with the SEC, in connection with the Mergers, the Proxy Statement in preliminary form and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. In addition to the Parent Proposal, Parent, unless relying on the NYSE’s “new hire” exception, shall also include in the Proxy Statement a proposal for an amendment (“Plan Amendment”) to the Parent Stock Incentive Plan increasing the number of shares of Parent Common Stock that are available to be issued under Parent’s 2001 Stock Incentive Plan (the “Parent Stock Incentive Plan”). Each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the S-4 and any such statement or schedule. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filling, and each of the Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders.
          (b) If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Merger Sub that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, the Company, Parent or Merger Sub shall promptly inform the other parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Mergers and (ii) all orders of the SEC relating to the S-4.
          (c) The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the adoption of this Agreement and the approval of the consummation of the transactions contemplated by this Agreement, including the Mergers, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (such meeting, including any postponement or adjournment thereof, the “Company Special Meeting”), and shall use its reasonable best efforts to hold the Company Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(c), the Company, acting through the Company Board, shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Section 7.1), this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board’s recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.
               (d) Parent, acting through the Parent Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the Parent Proposal and, if applicable, Plan Amendment a special meeting of its shareholders (such meeting, including any postponements or adjournments thereof, the “Parent Special Meeting”), and shall use its reasonable best efforts to hold the Parent Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(d), Parent, acting through the Parent Board, shall (i) recommend approval of the Parent Proposal and, if applicable, Plan Amendment and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such approval. Notwithstanding any Parent Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Section 7.1), the Parent Proposal and, if applicable, Plan Amendment shall be submitted to the shareholders of Parent at the Parent Special Meeting for the purpose of approval of the Parent Proposal and, if applicable, Plan Amendment, with such disclosures as shall be required by applicable Law. At any such Parent Special Meeting following any such withdrawal, amendment or modification of the Parent Board’s recommendation of the Parent Proposal, Parent may submit the Parent Proposal and, if applicable, Plan Amendment to its shareholders without a recommendation or with a negative recommendation of the Parent Proposal (although the approval of the Parent Proposal by the Parent Board may not be rescinded or amended), in which event the Parent Board may communicate the basis for its lack of a recommendation or negative recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto.
               (e) Promptly following the execution and delivery of this Agreement, Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will adopt this Agreement and the transactions contemplated hereby in its capacity as sole stockholder of Merger Sub.
               (f) The Parent shall use its best efforts to take all actions to consummate the Second Merger pursuant to Section 1.1(b) as a “short form” merger under Delaware Law.
          5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.3(a) or 6.3(b). Parent and Merger Sub shall give prompt notice to the Company of any fact, event or circumstance as to which Parent or Merger Sub obtained knowledge that would be reasonably likely to result in a failure of the representation set forth in Section 4.30 or a condition set forth in Sections 6.2(a) or 6.2(b).
          5.8 Directors’ and Officers’ Insurance and Indemnification.
               (a) Without limiting any rights that any such Person may have under any employment agreement or Company Benefit Plan of the Company, after the Merger I Effective Time, Parent and the Surviving Entity shall, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of the Company and any of its Subsidiaries as described in Section 5.8(a) of the Company Disclosure Letter in such capacities (“Indemnified Parties”) to the fullest extent permitted by Law, in each case against any losses, damages, fines, penalties, expenses (including attorneys’ fees and expenses) or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries and arising out of actions or omissions or alleged actions or omissions in their capacity as a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries occurring at or prior to the Merger I Effective Time (including in connection with this Agreement and the transactions and actions contemplated hereby). Parent and the Surviving Entity shall, jointly and severally, pay expenses in advance of the final disposition of any proceeding or threatened action, suit, proceeding, investigation or claim relating to any such acts or omissions or alleged acts or omissions (a “Proceeding”) to each Indemnified Party to the fullest extent permitted under applicable Law. Each Indemnified Party will be entitled to receive such advances from Parent or the Surviving Entity within ten Business Days of receipt by Parent or the Surviving Entity from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by law, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Neither Parent nor the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any Proceeding (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. Parent and the Surviving Entity shall, and shall cause their Subsidiaries to, cooperate in the defense of any such matter. Parent and the Surviving Entity agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Merger I Effective Time now existing in favor of the current and former officers and directors of the Company as provided in the certificate of incorporation or bylaws of the Company or any Company Material Contract, employment agreement or Company Benefit Plan, in each case in effect as of the date hereof, shall survive the Mergers and shall continue in full force and effect in accordance with their terms and without amendment thereof.
               (b) Prior to the Closing, the Company shall purchase (after obtaining the written approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned), and after the Merger I Effective Time the Surviving Entity shall maintain, and after Merger II Effective Time, Parent shall maintain or, if the Company has not already done so, purchase tail directors’ and officers’ liability insurance coverage, at no expense to the beneficiaries, with a claims period of six years from the Merger I Effective Time, with respect to the directors and officers of the Company and its Subsidiaries who are currently covered by the Company’s existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the Merger I Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that the annual premium for such insurance shall not exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement. In the event that the annual premium for such insurance exceeds such maximum amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.
               (c) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.
               (d) In the event that the Surviving Entity or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.8.
          5.9 Publicity. None of the Company, Parent or Merger Sub, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Mergers, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.
          5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Mergers to be listed on the NYSE, subject to official notice of issuance as of the Merger I Effective Time.
          5.11 Employee Benefits.
               (a) For the one year period beginning at the Merger I Effective Time, Parent (including, without limitation, the Surviving Entity) shall cause the Company Employees who continue employment with Parent or its Subsidiaries to receive (during the period of such employment) (i) at least the same annual base salary or annual wages, as applicable, as such Company Employees were receiving immediately prior to the Merger I Effective Time and (ii) employee benefits on a basis substantially similar to those provided to similarly situated employees of Parent; provided, however, that Parent may, in its discretion, continue eligibility for coverage of some or all of the Company Employees under one or more Company Benefit

Plans in lieu of providing such Company Employees with eligibility for coverage under a corresponding plan of Parent. To the extent required in any employment agreement between the Company and any Company Employee, as of the Merger I Effective Time Parent and the Surviving Entity assume and agree to perform such agreement.
               (b) To the extent service is relevant for purposes of eligibility, participation or vesting (but not the accrual of benefits under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent in which Company Employees may participate, such Company Employees shall be credited for service accrued as of the Merger I Effective Time with the Company and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of the Company. Parent agrees that the Company Employees who continue employment with Parent shall be eligible for a bonus with respect to the full calendar year in which the Merger I Effective Time occurs on a basis substantially similar to that provided to similarly situated employees of Parent; provided, however, that if any such Company Employee commenced employment with the Company after January 1, 2007, then, subject to the terms of the applicable bonus plan, such Company Employee shall be eligible for a prorated bonus based on the period of his or her employment.
               (c) To the extent Company Employees and their dependents enroll in any health plan sponsored by Parent, Parent shall waive any preexisting condition limitation applicable to such Company Employees to the extent that the employee’s or dependent’s condition would not have operated as a preexisting condition under the group health plan maintained by the Company. In addition, Parent shall cause such health plans (i) to waive all waiting periods otherwise applicable to Company Employees and their dependents, other than waiting periods that are in effect with respect to such individuals as of the Merger I Effective Time to the extent not satisfied under the corresponding benefit plans of the Company, and (ii) to provide each Company Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Company during the portion of the respective plan year prior to the Merger I Effective Time.
               (d) With respect to any Company Employees who become employed by Parent after the Merger I Effective Time, Parent will permit such Company Employees to schedule and take vacation days that have accrued prior to the Merger I Effective Time with pay through December 31, 2007, and Parent shall give service credit for purposes of determining post Merger I Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.
               (e) Prior to the Merger I Effective Time, the Company shall amend (i) the Company’s Change of Control Plan to provide that the duties of the plan administrator under such plan shall be performed by the Company or by one or more individuals designated from time to time by the Company (rather than the individual who is the Company’s Vice President – Chief Accounting Officer immediately prior to the Mergers), (ii) the Company’s Supplemental Executive Retirement Plan to eliminate the provisions of section 4.2 of such plan (relating to the appointment of an independent plan administrator), (iii) each other Company Benefit Plan and related trust agreement to the extent necessary to eliminate any restriction or limitation on the Company’s ability to appoint the administrator of such Company Benefit Plan or the trustee of any related trust and (iv) the Company’s 401(k) Plan and Trust and its 2005 Executive Deferred

Compensation Plan to provide for the full vesting of all account balances thereunder at the Merger I Effective Time with respect to participants who are employed by the Company immediately prior to the Merger I Effective Time. Each such amendment shall be in a form agreed to by Parent.
               (f) In addition to the cash-out or cancellation of certain Company Options pursuant to Section 2.5, Parent shall on the Date of Grant (as hereinafter defined) grant a stock option under the Parent Stock Incentive Plan (or a comparable new incentive plan) to each Company Employee who (i) has remained continuously employed by Parent and its Subsidiaries from the Merger I Effective Time to the Date of Grant and (ii) held immediately prior to the Merger I Effective Time a Company Option that had an exercise price per share at such time equal to or greater than $54.18 (which Company Options previously have been disclosed to Parent), which option shall be in addition to and not be considered in lieu of or as satisfaction of Section 5.11(a). The stock option granted to each such Company Employee (A) shall cover a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock subject to the Company Option described in clause (ii) of the immediately preceding sentence and with respect to which such Company Option was not exercised prior to the Merger I Effective Time (subject to adjustment as provided in the Parent Stock Incentive Plan), (B) shall have a purchase price per share of Parent Common Stock equal to the Fair Market Value (as such term is defined in the Parent Stock Incentive Plan) of a share of Parent Common Stock as of the Date of Grant (subject to adjustment as provided in the Parent Stock Incentive Plan), (C) shall not constitute an incentive stock option (within the meaning of section 422 of the Code), and (D) shall be subject to such other terms and conditions as are set forth in Parent’s standard form of stock option agreement which shall be used to evidence such grant (including terms and conditions relating to the term of the stock option, the vesting of the stock option and the exercise rights of the holder following a termination of employment). For purposes of this Section 5.11(f), the term “Date of Grant” means a Business Day selected by Parent in its sole discretion that is on or before the fifth Business Day following the date on which the Merger I Effective Time occurs. Nothing in this Section 5.11(f) nor any other provision herein shall give any employee of the Company or its Subsidiaries the right to be retained in the employ of Parent, the Surviving Entity or any Subsidiary of Parent, it being understood that none of Parent, the Surviving Entity or any Subsidiary of Parent shall have any obligation to continue employing any employee of the Company or its Subsidiaries for any length of time.
               (g) The Company and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 5.11. The Company shall allow Parent reasonable opportunities to meet with employees of the Company from the date hereof to the Merger I Effective Time in order to discuss and answer questions regarding employment and benefits.
               (h) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by Parent or any Subsidiary of Parent. No Company Employee nor any other Person (other than the parties to this Agreement) is intended to be a beneficiary of the provisions of this Section 5.11. Nothing in this Agreement (including Section 5.11(f)) shall require or be construed or interpreted as requiring Parent or any of its Subsidiaries to continue the employment of any Company Employee after the Merger I Effective Time.

For purposes of this Section 5.11, a “Company Employee” shall mean an individual who is employed by the Company or its Subsidiaries prior to the Merger I Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent (including the Surviving Entity).
          5.12 Rights Agreement. The Company Board shall take such action as is necessary to terminate the Company Rights Agreement and the Company Rights immediately prior to the Merger I Effective Time and to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.
          5.13 Certain Tax Matters.
               (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
               (b) Parent and the Company shall each use its reasonable best efforts to cause the Mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d).
               (c) Officers of Parent, Merger Sub and the Company shall execute and deliver to Akin Gump Strauss Hauer & Feld LLP, tax counsel for the Company, and Vinson & Elkins L.L.P., tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, including contemporaneously with the execution of this Agreement, at the time the S-4 is declared effective by the SEC and the Merger I Effective Time, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.13(c).
               (d) The Company and Parent shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Mergers that are required or permitted to be filed on or before the Merger I Effective Time. Each of Merger Sub and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Mergers.
               (e) Neither Parent nor Company will take (or fail to take) (and following the Mergers, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. With respect to the Mergers, Parent will (and following the Mergers will cause the Company to) file all required information with its Returns and maintain all records required for Tax purposes.

               (f) Between the date hereof and the Closing Date, the Company agrees to (i) prepare all Returns, other than income tax Returns, for any periods ending prior to the Closing Date and which are required to be filed within 15 days following such date (taking extensions to file into account) using tax accounting methods and principles consistent with those used for preceding tax periods, unless a change is required by applicable Law or regulation, and (ii) prepare and submit to Parent income tax Returns, including quarterly income tax estimates, where such Returns would be required to be filed prior to 30 days following the Closing Date (taking extensions to file into account). The Company shall make such income tax Returns available to the Parent for review prior to filing with the relevant Governmental Entity and shall not refuse any reasonable request by the Parent with respect to such Returns. Such Returns shall be prepared and filed, and all related taxes paid, on or prior to the Closing Date.
          5.14 Indenture Matters. In the event that Parent elects to obtain a consent from the holders of outstanding notes under the Company Indenture to an amendment to Article V of the Company Indenture that would permit a wholly owned Subsidiary of Parent in the form of a limited liability company to merge with the Company and to be the surviving entity in such merger, which amendment shall be in a form reasonably satisfactory to the Company, (a) the Company shall use commercially reasonable efforts to assist Parent in obtaining such consent, (b) upon obtaining such consent, the parties shall cooperate in implementing an amendment to the Merger Agreement to reflect an amendment to the structure of the Mergers such that a wholly owned Subsidiary of Parent in the form of a limited liability company would merge with the Company and be the surviving entity in such merger and (c) Parent shall bear all expenses of Parent and the Company related to such actions referred to in this Section 5.14.
          5.15 Section 16 Matters. Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.
          5.16 Affiliates Letter. Prior to the date of the Company Special Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Special Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Special Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to

Parent, prior to the date of the Company Special Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the S-4 or any other registration statement under the Securities Act for the purposes of resale by such affiliates of Parent Common Stock received pursuant to the Mergers and Parent may direct the Exchange Agent not to issue certificates representing Parent Common Stock received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Common Stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.16.
ARTICLE VI
CONDITIONS
          6.1 Conditions to Each Party’s Obligation To Effect the Mergers. The respective obligation of each party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) (i) This Agreement shall have been adopted by the Required Company Vote in accordance with the DGCL and (ii) the Parent Proposal shall have been approved by the Parent Required Vote;
               (b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Mergers or makes consummation of the Mergers illegal;
               (c) The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated;
               (d) The S-4 shall have been declared effective, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and
               (e) The Parent Common Stock issuable to the stockholders of the Company pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.
          6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Mergers is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) (i) The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to

“materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
               (b) Each of Parent and Merger Sub shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
               (c) There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement; and
               (d) The Company shall have received the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(d), Akin Gump Strauss Hauer & Feld LLP shall have received and may rely upon the certificates and representations referred to in Section 5.13(c) hereof.
          6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Mergers. The obligations of Parent and Merger Sub to effect the Mergers are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in writing, in whole or in part, to the extent permitted by applicable Law):
               (a) The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

               (b) The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
               (c) There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent or Merger Sub or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Mergers or any of the other transactions contemplated by this Agreement, or (ii) restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement; and
               (d) Parent shall have received the opinion of Vinson & Elkins L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.3(d), Vinson & Elkins L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.13(c) hereof.
               (e) The number of Appraisal Shares for which demands for appraisal have not been withdrawn shall not exceed 15% of the outstanding shares of Company Common Stock.
ARTICLE VII
TERMINATION
          7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Merger I Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Proposal by the shareholders of Parent):
               (a) by the mutual consent of Parent and the Company in a written instrument;
               (b) by either the Company or Parent upon written notice to the other, if:
               (i) the Mergers shall not have been consummated on or before September 30, 2007 (the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Mergers to have been consummated on or before such date;
               (ii) any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers or making consummation of the Mergers illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action;
               (iii) the stockholders of the Company fail to adopt this Agreement because of the failure to obtain the Company Required Vote at the Company Special Meeting; or
               (iv) the Parent Proposal shall not have been approved because of the failure to obtain the Parent Required Vote at the Parent Special Meeting;
               (c) by the Company, upon written notice to Parent, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b), or would materially impair or delay or otherwise have a material adverse effect on Parent’s ability to consummate the transactions contemplated hereby, and (ii) is incapable of being cured by Parent prior to the Termination Date or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach or failure to perform;
               (d) by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b), or would materially impair or delay or otherwise have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, and (ii) is incapable of being cured by the Company prior to the Termination Date or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach or failure to perform;
               (e) by Parent, upon written notice to the Company, (i) if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3, or (ii) if a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change;
               (f) by the Company, upon written notice to the Parent, (i) if Parent shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3, or (ii) if a Parent Adverse Recommendation Change shall have occurred or the Board of Directors of Parent or any committee thereof shall have resolved to make a Parent Adverse Recommendation Change;
               (g) by the Company, prior to obtaining the Company Required Vote at the Company Special Meeting, if the Company receives a bona fide Acquisition Proposal not solicited in violation of Section 5.3 that the Company Board determines in good faith is a Superior Proposal; provided that the Company shall not exercise its right to terminate this Agreement pursuant to this Section 7.1(g) unless (i) the Company has provided a written notice to Parent (a “Company Notice of Superior Proposal”) advising Parent that the Company has received a Superior Proposal (it being understood that neither the delivery of a Company Notice of a Superior Proposal nor any subsequent public announcement thereof in itself shall entitle Parent to terminate this Agreement pursuant to Sections 7.1(d) and 7.1(e)) that it intends to accept, together with a copy of the proposal documents unless previously provided hereunder and a summary of the terms and conditions of such proposal; (ii) Parent does not, within four Business Days following its receipt of the Company Notice of Superior Proposal, make an offer that, as determined by the Company Board with respect to the holders of Company Common Stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during such four Business Day period, the Company shall negotiate in good faith with Parent, to the extent Parent wishes to negotiate, to enable Parent to make such offer) (it being understood and agreed that, prior to any termination pursuant to Section 7.1(g) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a “Modified Superior Proposal”) shall require a new Notice of Superior Proposal and a new four (4) Business Day period with respect to such Modified Superior Proposal) and (iii) simultaneously with, and as a condition to, its termination pursuant to this Section 7.1(g), the Company shall pay to Parent the Company Termination Fee provided under Section 8.1(g); and
               (h) by Parent, prior to obtaining the Parent Required Vote at the Parent Special Meeting, if Parent receives a bona fide Acquisition Proposal not solicited in violation of Section 5.3 that the Parent Board determines in good faith is a Superior Proposal; provided that Parent shall not exercise its right to terminate this Agreement pursuant to this Section 7.1(h) unless (i) Parent has provided a written notice to the Company (a “Parent Notice of Superior Proposal”) advising the Company that Parent has received a Superior Proposal (it being understood that neither delivery of a Parent Notice of a Superior Proposal nor any subsequent public announcement thereof in itself shall entitle the Company to terminate this Agreement pursuant to Sections 7.1(c) and 7.1(f)) that it intends to accept, together with a copy of the proposal documents unless previously provided hereunder and a summary of the terms and conditions of such Proposal, (ii) the Company does not, within four Business Days following its receipt of the Parent Notice of Superior Proposal, make a counterproposal that, as determined by the Parent Board with respect to the holders of Parent Common Stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the Acquisition Proposal no longer being a Superior Proposal (provided that, during such four Business Day period, Parent shall negotiate in good faith with the Company, to the extent that Company wishes to negotiate, to enable the Company to make such a counterproposal) (it being understood and agreed that, prior to any termination pursuant to Section 7.1(h) taking effect, any Modified Superior Proposal shall require a new Parent Notice of Superior Proposal and a new four Business Day period with respect to such Modified Superior Proposal); and (iii) simultaneously with, and as a condition to, its termination pursuant to this Section 7.1(h), Parent shall pay to the Company the Parent Termination Fee provided under Section 8.1(h).
                    (i) by the Company, upon written notice of termination pursuant to this Section 7.1 to Parent, if all conditions in Sections 6.1 and 6.3 (other than the condition set forth in Section 6.3(e)) have been satisfied or, in the case of any opinions or certificates to be delivered on the Closing Date, could be satisfied, and Parent has failed to irrevocably waive the condition set forth in Section 6.3(e) within five Business Days after receipt of a written notice from the Company certifying that all conditions in Sections 6.3(a), (b) and (d) have been satisfied (or, are capable of satisfaction at Closing) and that the Company is prepared to close.
          7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to this Section 7.2 and Section 8.1, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreements; provided that nothing herein shall relieve any party from any liability with respect to any willful breach of any representation, warranty, covenant or other obligation under this Agreement; and provided, further, that if but for the Company’s approval of the Voting Agreement, Parent would have become an “interested stockholder” subject to the restrictions on business combinations set forth in Section 203 of the DGCL, then for the three years following such termination Parent shall not, and shall use its reasonable best efforts to cause its affiliates and associates not to, acquire, propose, seek or offer to acquire, agree to acquire or facilitate by purchase, or otherwise, ownership or become an “owner” for the purposes of Section 203 of the DGCL, of any shares of any voting securities of the Company, other than shares so owned as of the date of this Agreement.
ARTICLE VIII
MISCELLANEOUS
          8.1 Fees and Expenses.
               (a) Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in this Article VIII and Section 5.14.
               (b) If this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent a termination fee in the amount of $55 million (the “Company Termination Fee”).

               (c) If this Agreement is terminated by the Company pursuant to Section 7.1(f), then Parent shall pay to the Company a termination fee in the amount of $60 million (the “Parent Termination Fee”).
               (d) (i) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent an amount equal to $5.0 million as a reasonable estimate of Parent’s expenses, and (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company an amount equal to $5.0 million as a reasonable estimate of the Company’s expenses.
               (e) In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent or Merger Sub, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) (if but only if the condition set forth in Sections 6.2(a) would have been met as of the date of termination) or Section 7.1(b)(iii), and (ii) within 365 days after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to the Company, or an Acquisition Proposal with respect to the Company is consummated, the Company shall pay Parent the Company Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment, if any, previously made by the Company pursuant to Section 8.1(d)(i)).
               (f) In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s shareholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) (if but only if the condition set forth in Section 6.3(a) would have been met as of the date of termination) or Section 7.1(b)(iv), and (ii) within 365 days after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to Parent, or an Acquisition Proposal with respect to Parent is consummated, Parent shall pay the Company the Parent Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment, if any, previously made by Parent pursuant to Section 8.1(d)(ii)).
               (g) Notwithstanding anything in this Agreement to the contrary, if the Company terminates the Agreement pursuant to Section 7.1(g), then, the Company shall pay to Parent the Company Termination Fee at or prior to the time of, and as a pre-condition to the effectiveness of, termination by wire transfer of immediately available funds to an account designated by Parent.
               (h) Notwithstanding anything in this Agreement to the contrary, if Parent terminates this Agreement pursuant to Section 7.1(h), then Parent shall pay to the Company the

Parent Termination Fee at or prior to the time of, and as a pre-condition to the effectiveness of, termination by wire transfer of immediately available funds to an account designated by the Company.
                    (i) Any payment required pursuant to Sections 8.1(b), 8.1(c) or 8.1(d) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by the party entitled to such payment. Any payment of the Company Termination Fee pursuant to Section 8.1(e) or the Parent Termination Fee pursuant to Section 8.1(f) shall be made prior to or concurrently with the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in this Section 8.1, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at 8% per annum.
                    (j) For purposes of Sections 8.1(e) and 8.1(f), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g), except that all references to “20%” therein shall be deemed to be references to “50%.”
                    (k) This Section 8.1 shall survive any termination of this Agreement. In no event shall either party be entitled to receive under this Article VIII more than an aggregate amount equal to the Company Termination Fee or Parent Termination Fee, as applicable.
          8.2 Amendment; Waiver.
               (a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Mergers, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, (ii) any term of the Certificate of Incorporation or Bylaws of Parent or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
               (b) At any time prior to the Merger I Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.
     8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Merger I Effective Time shall survive until (but not beyond) the Merger I Effective Time. The covenants and agreements of the parties hereto (including the Surviving Entity after the Mergers) shall survive the Merger I Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).
     8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):
(a) if to the Company, to:
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Telephone: (713) 830-6821
Facsimile: (713) 830-6810
Attention: General Counsel
with a copy to (which copy shall not constitute notice):
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002
Telephone: (713) 220-5896
Facsimile: (713) 236-0822
Attention: Christine B. LaFollette
                  Mark Zvonkovic
                  Jennifer De la Rosa
and

(b) if to Parent or Merger Sub, to:
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
Telephone: (303) 812-1400
Facsimile: (303) 812-1445
Attention: General Counsel
with a copy to (which copy shall not constitute notice):
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Telephone: (713) 758-2750
Facsimile: (713) 615-5637
Attention: Scott N. Wulfe
                 Alan P. Baden
                 Shelley A. Barber
     8.5 Rules of Construction and Interpretation; Definitions.
          (a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 7, 2007. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
          (b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
          (c) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.
          (d) The following terms have the following definitions:
             (i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to the Company or Parent, as the case may be, than the Confidentiality Agreements.
             (ii) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.
             (iii) “Claim” shall mean any claim, action, suit, proceeding or investigation.
             (iv) “Cleanup” means all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
             (v) “Company Leased Real Property” means all interests in real property pursuant to the Company Leases.
             (vi) “Company Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.
             (vii) “Company Owned Real Property” means the real property, and interests in real property, owned by the Company and its Subsidiaries.

             (viii) “Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.
             (ix) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
             (x) “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries, or Parent and any of its Subsidiaries as the case may be in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.
             (xi) “Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to any Person alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location for which such Person or its Subsidiaries may bear responsibility or liability, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.
             (xii) “Environmental Laws” means all Laws, including common law, relating to pollution, Cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health, including Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, including the Federal Clean Water Act, the Safe Drinking Water Act, the Clean Air Act, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and the Emergency Planning and Community Right to Know Act, each as amended and currently in effect.
             (xiii) “Financing” means debt financing in the amounts set forth in the Commitment Letter or other debt financing in at least an amount sufficient to allow Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

             (xiv) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise regulated under any Environmental Laws, (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous to human health or the environment or (v) Naturally Occurring Radioactive Material (NORM).
             (xv) “knowledge” of any Person means the knowledge after due inquiry of (i) all officers and (ii) all production, human resources and health, safety and environmental managers of such Person.
             (xvi) “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.
             (xvii) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).
             (xviii) “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, the existence of a materially adverse change to the financial condition, business, assets, properties or results of operations of such party and its Subsidiaries, taken as a whole, no matter how caused or how arising, except for any materially adverse change that is caused by or arises from one or more of (A) changes to economic, political or business conditions affecting the domestic energy markets generally, except, in each case, to the extent any such changes or effects materially disproportionately affect such party, (B) the occurrence of natural disasters of any type, including, without limitation, earthquakes and tsunamis but not including hurricanes, (C) changes in market prices, both domestically and globally, for any carbon-based energy product and any write-down for accounting purposes of oil and gas reserves as a result of a “ceiling test” to the extent but only to the extent such write-down is directly attributable to changes in market prices of oil or gas (but not any change resulting from a default under any agreement or arrangement as a result of such write-down), (D) the announcement or pendency of this Agreement and the transactions contemplated hereby, compliance with the terms hereof or the disclosure of the fact that Parent is the prospective owner of the Company, including any Litigation arising from any of the foregoing, (E) the existence or occurrence of war, acts of war, terrorism or similar hostilities, (F) changes in Laws of general applicability or interpretations thereof by courts or Governmental Entities, or (G) changes in the market price of either Parent

Common Stock or Company Common Stock (but not any change underlying such changes in price to the extent such change would otherwise constitute a Parent Material Adverse Effect or Company Material Adverse Effect, as the case may be).
             (xix) “Parent Leased Real Property” means all interests in real property pursuant to the Parent Leases.
             (xx) “Parent Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.
             (xxi) “Parent Owned Real Property” means the real property, and interests in real property, owned by Parent and its Subsidiaries.
             (xxii) “Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.
             (xxiii) “Permitted Liens” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.
             (xxiv) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.
             (xxv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.
             (xxvi) “Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
             (xxvii) “Subsidiary” means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

             (xxviii) “Tax” means any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax.
          8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.
          8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.
          8.8 Entire Agreement. This Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.
          8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.
          8.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
          8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent and Merger Sub may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent or Merger Sub, or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s or Merger Sub’s obligations or liabilities under this Agreement.
          8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.
          8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity.
          8.14 Jurisdiction. Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.
******

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FOREST OIL CORPORATION

By: Name:	/s/ H. Craig Clark H. Craig Clark
Title:	President and Chief Executive Officer

MJCO CORPORATION

By:	/s/ Cyrus D. Marter IV

Name:	Cyrus D. Marter IV
Title:	Vice President and Secretary

THE HOUSTON EXPLORATION COMPANY

By:	/s/ William G. Hargett

Name:	William G. Hargett
Title:	Chairman, President and Chief Executive Officer
[Signature Page to Merger Agreement]

Exhibit A
FORM OF RULE 145 AFFILIATES LETTER
                    , 2007
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
Ladies and Gentlemen:
     Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 7, 2007, by and among Forest Oil Corporation, a New York corporation (“Parent”), MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and The Houston Exploration Company, a Delaware corporation (the “Company”), pursuant to which (i) the Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger and (ii) the Company will subsequently merge with and into Parent (the “Second Merger,” and together with the First Merger, the “Mergers”), and Parent will survive the Second Merger, in each case on the terms set forth in the Merger Agreement. All capitalized and undefined terms used herein shall have the meanings set forth in the Merger Agreement.
     The undersigned understands that the undersigned may be deemed an “affiliate” of the Company for purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the “Act”). Execution of this letter should not be considered an admission by the undersigned that the undersigned is an “affiliate” of the Company for purposes of Rule 145 under the Act or a waiver of any rights that the undersigned may have to object to any claim that the undersigned is an affiliate on or after the date of this letter. The undersigned is delivering this letter pursuant to Section 5.16 of the Merger Agreement.
     With respect to such securities of Parent as may be received by the undersigned pursuant to the Merger Agreement (the “Shares”), the undersigned represents to and agrees with Parent that:
     A. The undersigned will not make any offer to sell or any sale, transfer or other disposition of all or any part of the Shares in violation of the Act or the rules and regulations thereunder, including Rule 145, and will hold the Shares subject to all applicable provisions of the Act and the rules and regulations thereunder.
     B. The undersigned has been advised that the offering, sale and delivery of the Shares to the undersigned pursuant to the Merger Agreement will be registered under the Act on a Registration Statement on Form S-4. The undersigned has also been advised and agrees, however, that, since the undersigned may be deemed an “affiliate” of the Company, the undersigned may not offer, sell, pledge, hypothecate, transfer or otherwise dispose of any of the Shares except (i) in a transaction permitted by Rule 145 under the

Act, or (ii) pursuant to an effective registration statement under the Act or (iii) in a transaction that is not required to be registered under the Act.
     C. The undersigned understands and agrees that neither Parent nor any of its current or future affiliates is under any obligation to register the sale, transfer or other disposition of any Shares by the undersigned or on the undersigned’s behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.
     D. The undersigned also understands that the Parent may give stop transfer instructions to its transfer agent with respect to the Shares and there will be placed on the certificates representing such Shares, or any substitutions thereof, a legend stating in substance:
“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES, AND MAY ONLY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF (1) IN CONFORMITY WITH RULE 145, (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR (3) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE PARENT THAT SUCH SALE, TRANSFER OR DISPOSAL IS EXEMPT FROM REGISTRATION UNDER THE ACT.”
The legend set forth above shall be removed by delivery of a substitute certificate without such legend, and the Parent shall so instruct its transfer agent, if (1) a registration statement registering the sale of the Shares has been declared effective under the Act or (2) the undersigned delivers to the Parent (a) satisfactory written evidence that the Shares have been sold in compliance with Rule 145 or (b) an opinion of counsel, in form and substance reasonably acceptable to the Parent, to the effect that the sale, transfer or disposal of the Shares by the holder thereof is no longer subject to Rule 145.

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of the Shares, to the extent the undersigned felt necessary, with the undersigned’s counsel or counsel for the Company and (ii) the receipt by Parent of this letter is an inducement and a condition to Parent’s obligation to consummate the Mergers.

Very truly yours,

Name:
Agreed and accepted this ___ day of ___, 2007:
FOREST OIL CORPORATION

By:

Name:

Title:

EXHIBIT B
FORM OF
AMENDMENT NO. 2
TO
[AMENDED AND RESTATED]1 EMPLOYMENT AGREEMENT
     This Amendment No. 2 (the “Amendment”) to the [Amended and Restated] Employment Agreement, dated ___, 200___as previously amended by Amendment No. 1 dated October 24, 2006 (as so amended, the “Agreement”), by and between The Houston Exploration Company, a Delaware corporation (the “Company”) and ___(the “Executive”) is made effective as of, and contingent upon, the effective time of the merger referred to as the “First Merger” in and contemplated by the Agreement and Plan of Merger, entered into by and among the Company, Forest Oil Corporation, a New York corporation (“Parent”), and MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, dated as of January 7, 2007 (the “Merger Agreement”).
WITNESSETH:
     WHEREAS, the Company and the Executive have previously entered into the Agreement.
     WHEREAS, the Company and the Executive now wish to amend the Agreement to provide for a transitional period of no more than sixty days following the Merger I Effective Time (as such term is defined in the Merger Agreement).
     NOW, THEREFORE, in consideration of the mutual promises, terms, covenants, and conditions set forth herein and the performance of each, it is hereby agreed as follows:
     Section 1. Amendments. The Company and the Executive hereby amend the Agreement to add the following new Section ___:2
_. Post-Merger Transition Period. The Executive hereby agrees that the Executive shall not assert that the Executive has Good Reason to terminate the Executive’s employment hereunder and that the Executive shall remain employed with the Company for a transitional period of 60 days following the Merger I Effective Time ( as such term is defined in the Agreement and Plan of Merger, entered into by and among the Company, Forest Oil Corporation, a New York corporation (“Parent”), and MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent dated as of January 7, 2007). The Company hereby agrees that (a) the Executive shall continue to be paid Base Salary during such transitional period at the rate in effect immediately prior to the Merger I Effective Time, (b) unless otherwise expressly agreed in writing by the Company and the Executive, the Executive’s employment shall terminate on the last day of such 60-day transitional period and (c) such termination (or any earlier termination (i) by the Company for any reason other than Cause or (ii) due to the Executive’s death or

[1]	Note to Draft: Delete where not applicable.

[2]	Note to Draft: Number as a new final Section to the Employment Agreement.

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     Disability) shall be deemed to be a termination by the Company without Cause for all purposes under this Agreement.
     Section 2. Defined Terms. Except as otherwise expressly provided herein, any capitalized term used in this Amendment that is not defined herein has the meaning ascribed to such term in the Agreement.
     Section 3. No Other Amendment. Except as otherwise expressly provided in this Amendment, all terms, conditions and provisions of the Agreement are hereby ratified and remain in full force and effect.
     Section 4. Governing Law. This Amendment shall in all respects be construed according to the internal laws of the State of Texas. Venue and jurisdiction of any action relating to the Amendment shall lie in Harris County, Texas.
     Section 5. Entire Agreement. This Amendment, together with the Agreement, sets forth the entire agreement and understanding of the parties relating to the subject matter herein. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless given in a writing signed by the party to be charged. This Amendment is effective as of, and contingent upon, the effective time of the First Merger and shall be null and void if such merger does not occur.
     Section 6. Counterparts. This Amendment may be executed originally or by facsimile signature, in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument
[Signature Page Follows]

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EXECUTED as of the date set forth above.

THE HOUSTON EXPLORATION COMPANY
By:
Name:
Title

EXECUTIVE

[Name]

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